SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K/A

The present Amendment is being filed because there was an inaccuracy in the Form 6-K filed by the Company on February 19, 2008, in which was attached a copy of the English translation of the Financial Statements for the six-month period ended on December 31, 2007 and on December 31, 2006.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Index

Presentation

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statements

Consolidated Schedules

Balance Sheet

Statement of Income

Statement of Changes in Shareholders’ Equity

Statement of Cash Flows

Notes to the Financial Statements

Schedules

Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations

Business Highlights

Report of Independent Auditors

Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 73 started on July 1, 2007

Financial Statements for the six-month period ended December 31, 2007

In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	December 05, 2007

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)

SHARES

Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	320,774,772	320,774,772	320,774,772

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of December 31, 2007 and 2006 and June 30, 2007

	December 31, 2007 (Notes 1, 2 and 3) Pesos	June 30, 2007 (Notes 1, 2 and 3) Pesos	December 31, 2006 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	6,192,201	46,930,644	15,722,360
Investments (Note 4.b.)	1,038,815	39,841,438	7,124,631
Trade accounts receivable (Note 4.c.)	17,737,856	37,930,596	12,226,807
Other receivables (Note 4.d.)	40,360,738	39,611,870	14,675,747
Inventories (Note 4.e.)	92,485,202	52,460,289	49,476,568
Other assets (Note 4.f.)	19,802,484	—	—

Total current assets	177,617,296	216,774,837	99,226,113

Non-current assets
Other receivables (Note 4.d.)	38,589,842	43,236,560	41,210,720
Inventories (Note 4.e.)	71,183,737	68,345,438	66,616,712
Investments on controlled and related companies (Note 4.b.)	758,830,981	503,860,500	483,917,853
Other investments (Note 4.b.)	352,260	37,468,260	36,764,716
Fixed assets, net (Schedule A)	255,890,648	245,919,561	236,440,473
Intangible assets, net (Schedule B)	23,581,646	23,581,646	23,581,646

Subtotal Non-Current Assets	1,148,429,114	922,411,965	888,532,120

Goodwill (Note 4.b.)	(134,678,152)	(67,306,386)	(72,145,013)

Total Non-Current Assets	1,013,750,962	855,105,579	816,387,107

Total Assets	1,191,368,258	1,071,880,416	915,613,220
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.g.)	41,017,073	30,935,851	38,330,776
Loans (Note 4.h.)	217,809,995	122,749,734	139,817,661
Salaries and social security payable (Note 4.i.)	2,731,756	4,219,120	1,912,932
Taxes payable (Note 4.j.)	5,186,496	6,699,044	3,628,241
Advances from customs (Note 4.k.)	11,969,669	—	—
Other debts (Note 4.l.)	1,696,797	3,087,957	3,991,740

Total Debts	280,411,786	167,691,706	187,681,350

Total current liabilities	280,411,786	167,691,706	187,681,350

Non-current liabilities
Trade accounts payable (Note 4.g.)	—	246,231	536,279
Loans (Note 4.h.)	—	24,744,000	24,496,000
Taxes payable (Note 4.j.)	56,945,343	51,312,237	40,516,058
Other debts (Note 4.l.)	320,468	347,549	434,309
Provisions (Schedule E)	1,773,328	1,747,606	522,348

Total Non-current liabilities	59,039,139	78,397,623	66,504,994

Total Liabilities	339,450,925	246,089,329	254,186,344

Minority interest	934,075	836,872	576,428

SHAREHOLDERS’ EQUITY	850,983,258	824,954,215	660,850,448

Total Liabilities and Shareholders’ Equity	1,191,368,258	1,071,880,416	915,613,220

The accompanying notes and schedules are an integral part of the consolidated financial statements

Alejandro G. Elsztain

Vicepresident

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	December 31, 2007 (Notes 1, 2 and 3) Pesos	December 31, 2006 (Notes 1, 2 and 3) Pesos
Production income:
Crops	12,840,230	6,586,411
Beef cattle	13,528,391	11,125,808
Milk	9,339,925	5,478,723

Total production income	35,708,546	23,190,942

Cost of production (Schedule F.2):
Crops	(10,454,611)	(8,007,741)
Beef cattle	(9,746,041)	(8,258,522)
Milk	(6,252,352)	(3,537,970)

Total cost of production	(26,453,004)	(19,804,233)

Production profit	9,255,542	3,386,709

Sales:
Crops	35,118,126	13,239,915
Beef cattle	14,697,505	15,400,961
Milk	8,958,759	4,603,474
Feed Lot	—	3,102,229
Others	9,349,281	5,072,774

Total Sales	68,123,671	41,419,353

Cost of sales (Schedule F.1):
Crops	(32,477,083)	(13,761,324)
Beef cattle	(13,518,741)	(14,732,739)
Milk	(8,958,759)	(4,603,474)
Feed Lot	—	(2,784,316)
Others	(4,868,595)	(1,519,840)

Total cost of sales	(59,823,178)	(37,401,693)

Sales profit	8,300,493	4,017,660

Gross profit	17,556,035	7,404,369

Selling expenses (Schedule H)	(5,069,107)	(2,639,664)
Administrative expenses (Schedule H)	(9,000,360)	(8,550,529)
Gain from sale of farm	3,233,104	—
Gain from valuation of others assets at net realization value	17,424,454	—
Holding gain – Beef cattle (Schedules F.1 and F.2)	2,657,122	1,469,238
Holding gain – Crops, raw materials and MAT	(4,389,461)	1,935,168

Operating gain (loss)	22,411,787	(381,418)

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	2,800,354	(336,975)
Interest income	1,816,470	598,966
Doubtful Accounts (Schedule E)	(22,053)	—
Tax on banking debits and credits	(1,915,104)	(780,573)
Holding gain and result of transactions on securities investment	555,070	3,991
Interest on bonds	(387,392)	1,474,472
Others	2,743	638,201

Total	2,850,088	1,598,082

Generated by liabilities:
Financial expenses:
Interest on Convertible bonds	(88,383)	(2,885,819)
Interest on loans	(9,213,182)	(4,093,793)
Others	(417,651)	(210,967)
Exchange differences and discounts	(406,662)	1,249,211

Total	(10,125,878)	(5,941,368)

Other income and expenses, net
Gains from other fixed assets sales	425	28,506
Others	137,769	(361,130)
Shareholders’ personal assets tax and miscellaneous	(2,551,775)	(872,962)

	(2,413,581)	(1,205,586)

Gain from controlled and related companies	9,005,199	22,953,379
Management fee	(1,582,959)	(2,108,111)

Net before income tax and minority interest	20,144,656	14,914,978

Income tax expense	(5,631,806)	2,140,134
Minority interest	(40,194)	(16,557)

Net income for the period	14,472,656	17,038,555

The accompanying notes and schedules are an integral part of the consolidated financial statements

Alejandro G. Elsztain

Vicepresident

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	December 31, 2007 (Notes 1, 2 and 3) Pesos	December 31, 2006 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents

Cash and cash equivalents at the beginning of the year	85,243,861	27,377,050
Cash and cash equivalents at the end of the year	6,316,740	21,346,768

Net decrease in cash and cash equivalents	(78,927,121)	(6,030,282)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	14,472,656	17,038,555
Accrued interest during the period	9,295,706	6,554,447
Income tax	5,631,806	(2,140,134)

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(9,005,199)	(22,953,379)
Minority interest	97,204	16,557
Increase in allowances, provisions and accruals	5,638,622	5,276,826
Amortization and depreciation	2,384,843	2,155,559
Holding gain – Inventory	1,732,339	(3,404,406)
Financial results	(474,796)	(1,479,332)
Gain from sale of fixed assets	(3,233,104)	(28,506)
Gain from valuation of others assets at net realization value	(17,424,454)	—

Changes in operating assets and liabilities
Decrease in current investments	216,268	4,681,248
Decrease (increase) in trade accounts receivable	20,132,221	(1,142,190)
(Increase) decrease in other receivables	(12,348,583)	585,422
Increase in inventories	(45,386,491)	(21,044,316)
Increase (decrease) in social security payables, taxes payable and advances from customs	8,971,057	(180,483)
Increase in trade accounts payable	5,865,569	8,811,227
Dividends collected	1,551,436	811,784
Increase in other debts	691,499	623,911

Cash flows applied to operating activities	(11,191,401)	(5,817,210)

Investment activities
Increase in interest related companies	(142,997,995)	—
Acquisition and upgrading of fixed assets	(14,051,592)	(13,844,652)
Collection of receivables from sale of fixed assets	17,300,470	3,290,752
Sale of fixed assets	3,030,776	52,638

Cash flows applied to investment activities	(136,718,341)	(10,501,262)

Financing activities
Exercise of Warrant	11,161,503	8,358,757
Dividends paid	(8,250,000)	(5,500,000)
Increase in financial loans	93,862,626	53,427,182
Decrease in financial loans	(24,098,809)	(43,767,189)
Decrease in other liabilities	(3,692,699)	(2,230,560)

Cash flows provided by financing activities	68,982,621	10,288,190

Net decrease in cash and cash equivalents	(78,927,121)	(6,030,282)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	790,940	—
Increase in other receivables by sale of fixed assets	310,900	—
Increase in interest in related companies through a decrease of non-current investment	37,764,000	—
Repayment of financial loans through issue of stock by exercise of conversion right	8,518,791	15,989,348
Complementary information
Interest paid	4,991,924	3,816,145
Income tax expense paid	1,304,073	1,737,516

Alejandro G. Elsztain

Vicepresident

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards aproved by the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of December 31, 2007 and 2006 and the Statements of Income and the Statements of Cash Flows for the six-month periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares (see Note 1.b to the basic financial statements).

Since December 31, 2006, Cresud S.A. has stopped the application of the proportional consolidation method with Cactus Argentina S.A. (Cactus), due to the reduction of the interest in Cactus from 50% to 24% (see Note 12.c of the basic financial statements).

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Cervera S.A. as of December 31, 2007 and 2006 have been used in order to determine the investment at its equity value and line by line consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2007 and December 31, 2006.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	68.10	68.10
Agropecuaria Cervera S.A.	90.00	99.99	(*)

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

When adding Agropecuaria Cervera S.A. (ACER), the total price paid was allocated to identified individual assets; they include ARS 23.6 million as concession rights that are booked as intangible assets (See Exhibit B) to these stand-alone financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made in December 2003 by a forestry expert at the request of ACER previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in retained earnings in shareholders equity.

The current ACER management has reclassified such asset as Fixed Asset on the basis of its destination of use.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of December 31, 2007 and 2006, and as of June 30, 2007, the principal items of the financial statements are as follow:

a.	Cash and banks

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Cash	49,634	75,085	46,381
Foreign currency (Schedule G)	5,415	4,137	78,923
Local currency checking account	3,669,314	7,258,440	6,971,694
Foreign currency checking account (Schedule G)	2,213,207	39,189,438	8,148,765
Local currency saving account	47,108	49,708	69,409
Foreign currency saving account (Schedule G)	46,304	4,360	33,223
Checks to be deposited	161,219	349,476	373,965

	6,192,201	46,930,644	15,722,360

b.	Investments and Goodwill

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Investment
Investment (Schedules C and G)	1,038,815	39,841,438	7,124,631

	1,038,815	39,841,438	7,124,631

Investment from related companies
Investment from related companies (Note 12 and schedule C)	758,830,981	503,860,500	483,917,853

	758,830,981	503,860,500	483,917,853

Other investments
Other investments (Schedules C and G)	352,260	37,468,260	36,764,716

	352,260	37,468,260	36,764,716

Goodwill
Goodwill (Schedule C)	(134,678,152)	(67,306,386)	(72,145,013)

	(134,678,152)	(67,306,386)	(72,145,013)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accounts receivable in local currency	13,932,617	36,594,225	11,611,940
Less:
Allowance for doubtful accounts (Schedule E)	(394,412)	(372,359)	(372,359)
Accounts receivable in foreign currency (Schedule G)	3,639,803	638,020	832,495
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	558,915	1,069,777	154,731
Comercializadora los Altos S.A. (Ex-Alto City.Com S.A.)	933	933	—

	17,737,856	37,930,596	12,226,807

d.	Other receivables

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Prepaid leases	27,073	6,434,233	119,930
Income tax prepayments and tax credit (net of accrual for income tax)	9,201,167	10,276,688	2,870,617
Guarantee deposits and premiums (Schedule G)	1,634,329	2,805,415	3,189,269
Secured by mortgage (Schedule G)	7,291,321	6,995,220	2,950,028
Prepaid expenses	179,095	193,568	185,946
Gross sales tax credit	27,439	14,086	27,259
Other tax credit	235,286	249,905	199,968
Tax prepayments	14,471,919	7,083,007	2,376,036
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,215,234	4,266,771	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903	106,159
Agro-Uranga S.A.	1,214,366	511,221	1,052,378
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas	—	30,537	593,313
Credits to employees	207,353	225,994	82,029
Directors	991	735	—
Others (Schedule G)	2,655,165	417,587	922,815

	40,360,738	39,611,870	14,675,747

Non-current
Prepaid leases	277,455	179	118,495
Income tax prepayments and others	13,515,091	19,966,998	28,192,027
Secured by mortgage (Schedule G)	11,119,860	13,097,871	6,043,975
Tax on minimum presumed income	10,281,813	7,750,517	4,147,358
Valued Added Tax credit	2,718,030	1,636,291	1,759,608
Deferred tax	677,593	538,473	401,553
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	—	4,100	5,363
Alto Palermo S.A. (Schedule G)	—	178,341	382,099
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	41,117	89,827
Others (Schedule G)	—	22,673	70,415

	38,589,842	43,236,560	41,210,720

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Beef cattle	13,457,557	11,130,777	10,232,818
Crops	18,389,501	30,866,271	4,554,722
Unharvested crops	42,281,037	2,673,752	24,464,198
Seeds and fodder	1,573,868	2,250,776	1,335,434
Materials and others	16,411,438	5,538,713	8,817,415
Advances to suppliers	371,801	—	71,981

	92,485,202	52,460,289	49,476,568

Non-Current
Beef cattle	71,183,737	68,345,438	66,616,712

	71,183,737	68,345,438	66,616,712

f.	Others assets

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Properties for sale – (real states)	19,802,484	—	—

	19,802,484	—	—

g.	Trade accounts payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Suppliers in local currency	2,927,959	1,021,578	7,465,185
Suppliers in foreign currency (Schedule G) (1)	10,759,943	13,233,514	14,052,974
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	89,177	40,508	27,405
Comercializadora los Altos S.A.( ex Alto City.Com S.A.)	—	—	298
Alto Palermo S.A.	1,371,677	1,075,643	1,295,803
IRSA Inversiones y Representaciones S.A.	160,730	124,752	139,772
Cactus Argentina S.A.	132,490	669,346	—
Estudio Zang, Bergel & Viñes	535,347	328,551	148,269
Fundación IRSA	1,190,000	1,800,000	2,200,000
Cactus Feeders Inc.	—	—	141
CYRSA S.A.	38,062	—	—
Accrual for other expenses (Schedule G)	23,811,688	11,478,248	11,470,532
Accrual for harvest expenses	—	1,163,711	1,530,397

	41,017,073	30,935,851	38,330,776

Non-Current
Accrual for other expenses (Schedule G)	—	246,231	536,279

	—	246,231	536,279

(1)	As of December 31, 2007 includes US$ 1,449,726 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See Note 11 to the basic financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

h.	Loans

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Local financial loans (Note 15 and schedule G)	192,261,964	114,005,729	77,855,308
Foreign financial loans (Notes 15, 16 and schedule G)	25,548,031	—	—
Convertible Notes 2007 Interest payable (Schedule G)	—	85,460	252,058
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	376,020
Directors	—	3,148	1,052
Convertible Notes 2007 expenses	—	(12,742)	(212,135)
Convertible Notes 2007 (Schedule G)	—	8,563,979	24,657,885
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	36,784,590
Directors	—	104,160	102,883

	217,809,995	122,749,734	139,817,661

Non-Current
Foreign financial loans (Notes 15, 16 and schedule G)	—	24,744,000	24,496,000

	—	24,744,000	24,496,000

i.	Salaries and social security payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accrual for vacation and statutory annual bonus	2,188,133	3,775,108	1,250,001
Social security taxes payable	491,409	88,647	504,742
Salaries payable	29,088	277	82,462
Health care payable	21,203	32,694	44,821
Others	1,923	322,394	30,906

	2,731,756	4,219,120	1,912,932

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

j.	Taxes payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accrual for income tax	—	—	16,978
Tax on minimum presumed income	2,656,058	5,503,470	2,086,303
Value added tax	61,848	219,776	71,765
Property tax payable	—	230,361	203,254
Taxes withheld Income tax	305,272	518,641	210,009
Gross sales tax payable	167,124	193,103	113,290
Taxes withheld-Gross sales tax payable	—	937	1,984
Taxes withheld-Value added tax payable	—	20,270	26,566
Others	1,996,194	12,486	898,092

	5,186,496	6,699,044	3,628,241

Non-current
Deferred income tax	56,945,343	51,312,237	40,516,058

	56,945,343	51,312,237	40,516,058

k.	Advanced from customs

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Advanced from customs (Schedule G)	11,969,669	—	—

	11,969,669	—	—

l.	Other debts

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Advances from customs	—	—	405,800
Management fees accrual	1,408,837	2,817,997	3,067,145
Other income to be accrued	54,164	—	257,600
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	99,600	81,600	22,122
Cactus Feeders Inc. (Schedule G)	—	—	30,891
Others (Schedule G)	—	54,164	73,986

	1,696,797	3,087,957	3,991,740

Non-current
Other income to be accrued	320,468	347,549	433,309
Guarantee deposit	—	—	1,000

	320,468	347,549	434,309

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current Investment			Trade accounts receivable			Other receivables
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
3rd quarter 2007/2006 financial period	—	—	—	—	—	12,226,807	—	—	8,625,434
4th quarter 2007/2006 financial period	—	—	375,605	—	—	—	—	—	618,270
1st quarter 2008/2007 financial period	—	—	—	—	37,930,596	—	—	17,675,316	2,844,079
2nd quarter 2008/2007 financial period	—	379,408	—	—	—	—	—	3,822,775	383,660
3rd quarter 2008/2007 financial period	—	—	—	17,737,856	—	—	21,575,165	1,422,981	430,291
4th quarter 2008/2007 financial period	—	—	—	—	—	—	7,706,875	4,703,416	5,712
1st quarter 2009/2008 financial period	—	—	—	—	—	—	4,154,043	2,178,303	2,156,185
2nd quarter 2009/2008 financial period	—		—	—		—	1,713,923	—	—
4th quarter 2009/2008 financial period	—	—	—	—	—	—	3,778,473	3,710,415	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,781,457	1,749,369	1,731,606
4th quarter 2010/2009 financial period	—	—	—	—	—	—	3,778,473	3,710,415	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,781,457	1,749,369	1,731,606
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	1,038,815	39,462,030	6,749,026	—	—	—	5,210,732	11,987,382	2,204,304
With no stated non-current term	352,260	37,468,260	36,764,716	—	—	—	27,469,982	30,138,689	35,155,320

Total	1,391,075	77,309,698	43,889,347	17,737,856	37,930,596	12,226,807	78,950,580	82,848,430	55,886,467

b) Assets classified according to their interest rate (in Pesos)

Interest rate that they accrue	Current and non-current Investment			Trade accounts receivable			Other receivables
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	—	37,116,000	36,743,999	—	—	—	17,743,155	23,995,134	8,829,786
At variable interest rate	1,038,815	39,462,030	6,749,026	—	—	—	3,010,055	—	10,277,738
Non-interest bearing	352,260	731,668	396,322	17,737,856	37,930,596	12,226,807	58,197,370	58,853,296	36,778,943

Total	1,391,075	77,309,698	43,889,347	17,737,856	37,930,596	12,226,807	78,950,580	82,848,430	55,886,467

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5	(Continued):

a) Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
3rd quarter 2007/2006	—	—	38,605,240	—	—	13,708,670	—	—	1,255,371	—	—	3,559,136
4th quarter 2007/2006	—	—	—	—	—	629,130	—	—	—	—	—	41,113
1st quarter 2008/2007	—	30,935,851	—	—	15,298,547	4,312,710	—	3,502,650	657,561	—	6,590,222	—
2nd quarter 2008/2007	—	—	—	—	10,618,597	61,333,223	—	716,470	—	—	108,822	27,992
3rd quarter 2008/2007	40,819,426	—	—	10,417,725	—	—	1,829,408	—	—	3,093,647	—	—
4th quarter 2008/2007	—	—	—	23,414,350	—	—	—	—	—	1,986,618	—	—
1st quarter 2009/2008	—	—	—	3,883,851	—	—	757,488	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	25,192,000	24,744,000	24,496,000	144,860	—	—	106,231	—	—
Overdue	—	—	—	—	—		—	—	—	—	—	—
With no stated current term	197,647	—	210,404	154,902,069	96,832,590	59,833,928	—	—	—	—	—	—
With no stated non-current term	—	246,231	51,411	—	—	—	—	—	—	56,945,343	51,312,237	40,516,058

Total	41,017,073	31,182,082	38,867,055	217,809,995	147,493,734	164,313,661	2,731,756	4,219,120	1,912,932	62,131,839	58,011,281	44,144,299

Based on their estimated payment term	Advanced from customs			Other debts			Provisions
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
3rd quarter 2007/2006	—	—	—		—	3,655,190	—	—	—
4th quarter 2007/2006	—	—	—		—	116,487	—	—	—
1st quarter 2008/2007	—	—	—		2,913,138	85,867	—	—	—
2nd quarter 2008/2007	—	—	—		13,541	—	—	—	—
3rd quarter 2008/2007	—	—	—	1,521,978	13,541	—	—	—	—
4th quarter 2008/2007	11,969,669	—	—	13,541	13,541	—	—	—	—
1st quarter 2009/2008	—	—	—	13,541	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	13,541	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	134,196	134,196	134,196	—	—	—
With no stated non-current term	—	—	—	320,468	347,549	434,309	1,773,328	1,747,606	522,348

Total	11,969,669	—	—	2,017,265	3,435,506	4,426,049	1,773,328	1,747,606	522,348

b) Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	4,892,518	4,484,003	4,439,062	216,701,195	147,405,126	163,684,531	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	36,124,555	26,698,079	34,427,993	1,108,800	88,608	629,130	2,731,756	4,219,120	1,912,932	62,131,839	58,011,281	44,144,299

Total	41,017,073	31,182,082	38,867,055	217,809,995	147,493,734	164,313,661	2,731,756	4,219,120	1,912,932	62,131,839	58,011,281	44,144,299

Interest in rate that they accrue	Advanced from customs			Other debts			Provisions
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	13,541	—	—	—	—
Non-interest bearing	11,969,669	—	—	2,017,265	3,421,965	4,426,049	1,773,328	1,747,606	522,348

Total	11,969,669	—	—	2,017,265	3,435,506	4,426,049	1,773,328	1,747,606	522,348

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible notes into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 13 to the basic financial statements, exercise their right to convert into stock the titles they bear.

	December 31, 2007	December 31, 2006
Average appraised stock in circulation	313,743,488	221,502,597
Average appraised diluted ordinary stock	313,743,488	321,214,392

	December 31, 2007	December 31, 2006
Earnings for the calculation of basic earnings per share	14,472,656	17,038,555
Exchange differences	—	(639,754)
Financing expenses	—	2,885,819
Income tax	—	(733,172)
Management fees	—	(151,289)
Earnings for the calculation of diluted earnings per share	14,472,656	18,400,159

BASIC Earnings per share	December 31, 2007	December 31, 2006
Earnings	14,472,656	17,038,555
Number of shares	313,743,488	221,502,597
Earnings per share	0.05	0.08

DILUTED Earnings per share	December 31, 2007	December 31, 2006
Earnings	14,472,656	18,400,159
Number of shares	313,743,488	321,214,392
Earnings per share	0.05	0.06

Due to the maturity of corporate Bonds convertible into shares of common stock of the Company which fell on November 14, 2007, there are no other instruments issued by the Company that may grant any right to be converted into shares of common stock. Therefore, as of such date, there are no differences between the basic and diluted earnings per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of December 31, 2007:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	35,118,126	14,697,505	8,958,759	—	9,349,281	—	68,123,671
Assets	255,787,771	164,794,265	33,927,435	11,402,815	2,046,797	(1) 723,409,175	1,191,368,258
Liabilities	25,196,201	2,585,634	670,610	132,490	290,543	310,575,447	339,450,925
Fixed asset additions (transfers)	3,235,321	10,273,154	648,200	—	514,410	171,447	14,842,532
Depreciation of fixed assets	1,307,326	627,013	76,999	—	79,359	294,146	2,384,843
Income from related parties	1,423,648	9,617	182,732	110,041	—	7,279,161	9,005,199

(1)	Includes invetsment in BrasilAgro and IRSA. See Schedule C.

As of December 31, 2006:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	13,239,915	15,400,961	4,603,474	3,102,229	5,072,774	—	41,419,353
Assets	176,865,618	136,485,232	51,347,274	4,409,482	2,534,963	(2) 543,970,651	915,613,220
Liabilities	16,819,420	2,726,141	102,309	2,757,853	2,101,849	229,678,772	254,186,344
Fixed asset additions	434,697	152,046	136,817	30,499	7,237,561	5,852,932	13,844,552
Depreciation of fixed assets	1,067,464	588,319	347,270	19,870	6,638	125,998	2,155,559
Income from related parties	384,697	2,848	54,109	—	—	22,511,725	22,953,379

(2)	Includes invetsment in BrasilAgro and IRSA. See Schedule C.

NOTE 8:	“EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,600 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This measure was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 9:	ACQUISITIONS AND SALES OF FARMS

a)	On September 3, 2007, a deferral of payment for US$ 1,449,726 plus US$ 103,454 in interest was signed for the purchase of the establishment “San Pedro”. The new payment date is September 1, 2008 accruing interest at 7% per annum on unpaid balance.

b)	On October 22, 2007, it was deemed of sales for 4,974 hectares of the farm “Los Pozos” was signed. The transaction was agreed upon at US$ 1,119,217. To date, US$ 1,019,217 was collected. The balances of USD 100,000 should be collected by August 21, 2008, plus interest at LIBOT plus 6%. This sale generated income for about US$ 1.03 (in millions).

c)	On December 17, 2007, it was signed the agreement of sale for the remaining undivided 25% of 72 hectares of the establishment La Adela (18 hectares). The transaction was agreed upon at USD 143,020, which was paid upon executing the agreement. With such acquisition, the establishment “La Aldea” has 1054 hectares.

d)	On December 27, 2007, the agreement of sale with possession for 2,471 hectares of the establishment “La Esmeralda” was signed. This property has been valued at net realization value as the conditions established by RT 17 apply, hence recognizing income for about USD 5.2 million.

NOTE 10:	RESTRICTED ASSETS

In agreement with Note 8 to the consolidated financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by IGSA in substitution for a more burdensome measure that had been previously ordered.

On May 2, 2006, a loan agreement for USD 8 million was executed with Crédit Suisse, which imposes some restrictions on our ability to pay dividends. Under this loan agreement falling due on November 2, 2008, we are not allowed to pay dividends or make other restricted payments (including the purchase or redemption of our capital stock) in cash, obligations or other assets, for a total amount not exceeding USD 5 million in any calendar year.

NOTE 11:	PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP FOR TRANSACTIONS OCCURRED IN THE SIX-MONTHS PERIOD ENDED DECEMBER 31, 2007

•	Reversal of the result from valuation of inventories at net realizable value

As discussed in footnote d) of Note 9 the Company signed an agreement of sale with possession for 2,471 hectares of the establishment “La Esmeralda”. The pending transfer deed of this agreement has not been consummated at period-end. However, as the Company received payments in advance that fixed the sales price and the terms and conditions of the contract assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued this inventory at net realizable value. As a result, the Company recognized a gain of Ps. 17.4 million during the six-month period ended December 31, 2007. Under US GAAP, because inventories are valued at acquisition cost and the sale has not been consummated, the gain recognized under Argentine GAAP should be reversed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying value as of December 31, 2007 Pesos	Net carrying value as of June 30, 2007 Pesos	Net carrying value as of December 31, 2006 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the period/year Pesos	Current period/ year Pesos	Accumulated at the end of the period/year Pesos
Real estate	165,705,340	646,510	2,008,242	164,343,608	—	—	—	—	—	164,343,608	165,705,340	155,053,376
Wire fences	7,039,919	—	339,656	6,700,263	3	1,282,469	54,212	113,438	1,341,695	5,358,568	5,757,450	3,464,600
Watering troughs	4,984,248	—	193,019	4,791,229	5	1,324,441	68,417	114,178	1,370,202	3,421,027	3,659,807	2,667,108
Alfalfa fields and meadows	3,710,750	228,551	—	3,939,301	12-25-50	1,982,775	—	278,975	2,261,750	1,677,551	1,727,975	1,557,677
Buildings and constructions	30,813,628	171,874	54,632	30,930,870	2	3,028,874	8,446	321,228	3,341,656	27,589,214	27,784,754	27,121,637
Machinery	11,287,083	612,413	—	11,899,496	10	7,752,898	—	386,487	8,139,385	3,760,111	3,534,185	3,703,291
Vehicles	2,432,123	179,316	—	2,611,439	20	1,380,273	—	181,000	1,561,273	1,050,166	1,051,850	998,604
Tools	210,421	1,200	—	211,621	10	162,242	—	5,340	167,582	44,039	48,179	49,630
Furniture and equipment	1,240,115	82,510	—	1,322,625	10	913,828	—	46,178	960,006	362,619	326,287	352,289
Corral and leading lanes	944,420	14,865	23,867	935,418	3	175,296	3,396	15,045	186,945	748,473	769,124	734,613
Roads	2,185,824	—	—	2,185,824	10	816,673	—	89,327	906,000	1,279,824	1,369,151	1,222,720
Facilities	13,745,648	83,477	1,322	13,827,803	10-20-33	6,765,779	264	535,235	7,300,750	6,527,053	6,979,869	6,377,318
Computer equipment	2,551,108	113,175	3,495	2,660,788	20	1,444,381	2,896	261,166	1,702,651	958,137	1,106,727	692,006
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	37,246	501,620	775,796	813,042	661,854
Feed Lot	—	—	—	—	—	—	—	—	—	—	—	2,179,478
Constructions in progress	8,746,010	7,164,453	228,551	15,681,912	—	—	—	—	—	15,681,912	8,746,010	15,886,725
Advances to suppliers	295,767	1,016,353	295,767	1,016,353	—	—	—	—	—	1,016,353	295,767	421,565
Forest Products- Posts	109,157	19,725	—	128,882	—	—	—	—	—	128,882	109,157	85,206
Forest Products raw materials	4,320,000	—	—	4,320,000	—	—	—	—	—	4,320,000	4,320,000	4,320,000
Improvements in third parties buildings	11,834,652	5,032,428	—	16,867,080	—	19,765	—	—	19,765	16,847,315	11,814,887	8,890,776

Total as of December 31, 2007	273,433,629	15,366,850	3,148,551	285,651,928		27,514,068	137,631	2,384,843	29,761,280	255,890,648

Total as of June 30, 2007	246,383,511	50,575,370	23,525,252	273,433,629		23,895,844	714,898	4,333,122	27,514,068		245,919,561

Total as of December 31, 2006	250,304,416	13,881,934	161,055	264,025,295		25,528,904	99,641	2,155,559	27,584,822			236,440,473

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule B

				Amortization				Net carrying value as of December 31, 2007 Pesos	Net carrying value as of June 30, 2007 Pesos	Net Carrying value as of December 31, 2006 Pesos
	Value at the beginning of the year Pesos	Additions of the year/period Pesos	Value at the end of the year/period Pesos	Accumulated at the beginning of the year Pesos	Current period		Accumulated at the end of the year/period Pesos
Principal Account					Rate %	Amount Pesos
Concessions received	23,581,646	—	23,581,646	—		—	—	23,581,646	23,581,646	23,581,646
Development expenditures	1,410,368	—	1,410,368	1,410,368	33.33	—	1,410,368	—	—	—
Organization expenses	448,818	—	448,818	448,818		—	448,818	—	—	—
Brands and patents	18,938	—	18,938	18,938		—	18,938	—	—	—

Total as of December 31, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124	23,581,646

Total as of June 30, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124		23,581,646

Total as of December 31, 2006	25,459,770	—	25,459,770	1,878,124		—	1,878,124			23,581,646

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule C

						INFORMATION ON THE ISSUER
Type and characteristics of the securities	Amount	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos	Market value Pesos	Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	9,476	29,462	37,946,618	3,433,034	3.109000
Banco Río Special Fund in pesos		95,077	366,599	1,533,676
BankBoston 1784 Fund		—	—	477,562

		124,539	38,313,217	5,444,272

Bonds and Convertible Notes
Interest on IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	379,408	375,605
Global 2010 Bonds	110,000	117,987	120,899	106,208	1.072605
Bocon Pro 1	157,647	630	630	630	0.003996
Mortgage Bonds	845,996	795,659	1,027,284	1,017,780	0.940500

		914,276	1,528,221	1,500,223

Deposits in foreign banks in dollars		—	—	180,136

		—	—	180,136

Total current investments		1,038,815	39,841,438	7,124,631

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule C (Cont.)

						INFORMATION ON THE ISSUER
Type and characteristics of the securities	Amount	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos	Market value Pesos	Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.					Unlisted	Agriculture	2,500,000	4,523,719	17,404,071
Shares	893,069	6,217,215	6,895,791	4,090,502
Higher property value		11,179,150	11,179,150	11,179,150

		17,396,365	18,074,941	15,269,652

CACTUS ARGENTINA S.A.
Shares	6,589,335	8,187,581	5,825,380	—	Unlisted	Development and Administration of Agriculture and beef products	27,455,563	458,503	34,114,920

		8,187,581	5,825,380	—

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	200,340,840	649,165,067	411,903,577	408,619,576	4.70000	Real Estate	578,676,461	5,782,983	1,875,087,223

		649,165,067	411,903,577	408,619,576

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	48,205	84,081,968	68,056,602	60,028,625	(1) 10.00	Agriculture and Real Estate	875,381,000	2,046,000	1,021,689,000

		84,081,968	68,056,602	60,028,625

	Subtotal	758,830,981	503,860,500	483,917,853

Other Investments
IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000	36,743,999
Coprolán		20,717	20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	—
Mercado a Termino de Buenos Aires		89,987	89,987	—

	Subtotal	352,260	37,468,260	36,764,716

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill		(134,678,152)	(67,306,386)	(72,145,013)

	Subtotal	(134,678,152)	(67,306,386)	(72,145,013)

Total non-current investments		624,505,089	474,022,374	448,537,556

(1)	In Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359	41,286	(19,233)	—	394,412	372,359	372,359

Included in liabilities
Non-current law contingencies for pending lawsuits	1,747,606	(1) 25,722	—	—	1,773,328	1,747,606	522,348

Total as of December 31, 2007	2,119,965	67,008	(19,233)	—	2,167,740

Total as of June 30, 2007	444,173	1,702,390	(24,127)	(2,471)		2,119,965

Total as of December 31, 2006	558,723	362,582	(24,127)	(2,471)			894,707

(1)	Included in other income and expenses in the statement of income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Feed Lot		Total
	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos		December 31, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	68,306,890	64,236,404	—	—	—		—		68,306,890		64,236,404
Crops	30,866,271	10,550,495	—	—	—	—	—		—		30,866,271		10,550,495
Seeds and fodder	360,162	478,313	—	—	—	—	—		—		360,162		478,313
Materials and others	—	—	—	—	—	—	1,231,477	273,377	—	150,085	1,231,477		423,462

	31,226,433	11,028,808	68,306,890	64,236,404	—	—	1,231,477	273,377	—	150,085		100,764,800		75,688,674
Holding gain - Beef cattle	—	—	2,762,655	1,417,078	—	—	—	—	—	62,083		2,762,655		1,479,161
Holding gain - Crops	6,526,811	1,744,377	—	—	—	—	(18,917)	15,992	—	—		6,507,894		1,760,369
Production	12,329,914	6,586,411	13,528,391	11,125,808	8,958,759	4,603,474	—	—	—	—		34,817,064		22,315,693
Transfer of inventories to expenses	—	—	—	—	—	—	—	(74,039)	—	(964,412)		—		(1,038,451)
Transfer to fixed assets and inventories	—	—	—	—	—	—	(393,822)	—	—	—		(393,822)		—
Transfer of unharvested crops to expenses	(2,533,678)	(1,977,604)	(64,219)	(33,701)	—	—	(694,567)	(508,616)	—	—		(3,292,464)		(2,519,921)
Purchases	3,809,270	1,111,511	1,738,223	4,687,017	—	—	3,869,000	1,317,201	—	3,048,994		9,416,493		10,164,723
Operating expenses (Schedule H)	—	—	—	—	—	—	2,547,105	1,283,374	—	577,038		2,547,105		1,860,412
Less:
Inventories at the end of the period
Beef cattle	—	—	(72,178,586)	(66,699,867)	—	—	—	—	—	—	(72,178,586)		(66,699,867)
Crops	(18,389,501)	(4,554,722)	—	—	—	—	—	—	—	—	(18,389,501)		(4,554,722)
Seeds and fodder	(492,166)	(177,457)	—	—	—	—	—	—	—	—	(492,166)		(177,457)
Materials and others	—	—	(574,613)	—	—	—	(1,671,681)	(787,449)	—	(89,472)	(2,246,294)	(93,306,547)	(876,921)	(72,308,967)

Cost of Sales	32,477,083	13,761,324	13,518,741	14,732,739	8,958,759	4,603,474	4,868,595	1,519,840	—	2,784,316		59,823,178		37,401,693

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Production

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos		December 31, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	11,113,378	9,389,631	11,113,378		9,389,631
Unharvested crops	2,673,752	1,662,592	—	—	—	—	2,673,752		1,662,592
Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334
Materials and others	3,680,316	4,142,815	521,927	—	160,940	119,865	4,363,183		4,262,680

	6,354,068	5,805,407	1,858,446	168,766	11,828,413	9,633,064		20,040,927		15,607,237
Holding gain (loss)	—	—	—	—	(105,533)	(9,923)		(105,533)		(9,923)
Holding gain - Crops	1,799,664	1,060,860	(16,056)	574,843	—	—		1,783,608		1,635,703
Transfer of inventories to expenses	—	—	—	964,412	—	—		—		964,412
Production	—	—	510,316	—	381,166	875,249		891,482		875,249
Transfer to fixed assets and inventories	(165,039)	—	(232,079)	—	—	—		(397,118)		—
Transfer of unharvested crops to expenses	(17,617,430)	(11,286,408)	(1,890,321)	(410,422)	(2,628,573)	(580,245)		(22,136,324)		(12,277,075)
Purchases	65,034,444	34,350,951	1,109,220	609,183	3,904,983	1,773,495		70,048,647		36,733,629
Operating expenses (Schedule H)	10,667,275	9,664,095	9,779,445	7,820,569	5,871,186	2,502,669		26,317,906		19,987,333
Less:
Inventories at the end of the period
Beef cattle	—	—	—	—	(12,462,708)	(10,149,663)	(12,462,708)		(10,149,663)
Unharvested crops	(42,281,037)	(24,464,198)	—	—	—	—	(42,281,037)		(24,464,198)
Seeds and fodder	—	—	(676,699)	(895,926)	(405,003)	(262,051)	(1,081,702)		(1,157,977)
Materials and others	(13,337,334)	(7,122,966)	(696,231)	(572,903)	(131,579)	(244,625)	(14,165,144)	(69,990,591)	(7,940,494)	(43,712,332)

Cost of Production	10,454,611	8,007,741	9,746,041	8,258,522	6,252,352	3,537,970		26,453,004		19,804,233

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule G

	December 31, 2007				June 30, 2007			December 31, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	US$	726,914	3.109	2,259,977	US$	12,837,960	39,194,292	US$	2,733,526	8,260,717
Cash and banks in brazilian reais	Rs	2,946	1.680	4,949	Rs	2,584	3,643	Rs	139	194
Investments:
Mutual funds	US$	9,476	3.109	29,462	US$	12,429,289	37,946,618	US$	1,136,014	3,433,034
Interest of IRSA Convertible Notes 2007	US$	—		—	US$	122,667	379,408	US$	124,290	375,605
Deposits in foreign banks	US$	—		—	US$	—	—	US$	59,608	180,136
Trade accounts receivable:
Trade accounts receivable	US$	1,170,731	3.109	3,639,803	US$	208,981	638,020	US$	275,478	832,495
Other receivables:
Secured by mortgages	US$	2,345,230	3.109	7,291,321	US$	2,291,261	6,995,220	US$	976,184	2,950,028
Guarantee deposits	US$	525,677	3.109	1,634,329	US$	918,904	2,805,415	US$	1,055,350	3,189,269
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	34,563	106,903	US$	34,670	106,159
Others	US$	409,231	3.109	1,272,300	US$	20,000	61,860	US$	20,000	61,240
Non current assets
Other receivables
Secured by mortgages	US$	3,576,668	3.109	11,119,860	US$	4,290,164	13,097,871	US$	1,999,992	6,043,975
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A.	US$	—		—	US$	57,660	178,341	US$	124,787	382,099
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	13,294	41,117	US$	29,336	89,827
Cactus	US$	—		—	US$	1,326	4,100	US$	1,751	5,363
Others	US$	—		—	US$	7,330	22,673	US$	17,514	53,628
Investments:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	12,000,000	37,116,000	US$	12,000,000	36,743,999

Total US$	US$	8,763,927		27,247,052	US$	45,233,399	138,587,838	US$	20,588,500	62,707,574

Total Rs	Rs	2,946		4,949	Rs	2,584	3,643	Rs	139	194

Total Assets				27,252,001			138,591,481			62,707,768

US$: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule G (Cont.)

	December 31, 2007				June 30, 2007			December 31, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	3,416,940	3.149	10,759,943	US$	4,278,537	13,233,514	US$	4,589,476	14,052,974
Accrual for other expenses	US$	191,062	3.149	601,655	US$	206,984	640,202	US$	382,124	1,170,064
Loans:
Local banks	US$	11,864,050	3.149	37,359,895	US$	5,552,260	17,173,139	US$	4,447,031	13,708,670
Foreign banks	US$	8,113,062	3.149	25,548,031	US$	—	—	US$	—	—
Interest of Convertible Notes 2007	US$	—		—	US$	28,648	88,608	US$	205,464	629,130
ON Convertibles 2007	US$	—		—	US$	2,768,826	8,563,979	US$	8,052,869	24,657,885
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	—		—	US$	—	—	US$	12,013,256	36,784,590
Directors	US$	—		—	US$	33,676	104,160	US$	33,600	102,883
Advanced from customs:
Advanced from customs	US$	3,850,006	3,109	11,969,669	US$	—	—	US$	—	—
Other debt:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Feeders	US$	—		—	US$	—	—	US$	10,000	30,620
Others	US$	—		—	US$	—	—	US$	6,568	20,112
Non current liabilities
Trade accounts payable:
Accrual for other expenses	US$	—		—	US$	79,609	246,231	US$	175,140	536,279
Loans:
Foreign banks	US$	—		—	US$	8,000,000	24,744,000	US$	8,000,000	24,496,000

Total Liabilities	US$	27,435,120		86,239,193	US$	20,948,540	64,793,833	US$	37,945,528	116,189,207

US$: US dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006.

(Notes 1, 2, and 3)

Schedule H

Items	Total as of December 31, 2007 Pesos	Operating Expenses						Expenses		Total as of December 31, 2006 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Feed Lot Pesos	Selling Pesos	Administrative Pesos

Directors’ fees	500,027	—	—	—	—	—	—	—	500,027	127,972
Fees and payments for services	3,176,575	489,268	54,412	229,234	100,682	104,940	—	—	2,687,307	1,901,763
Salaries and wages	7,855,206	4,302,122	346,686	1,521,675	670,612	1,763,149	—	59,424	3,493,660	7,713,412
Social security taxes	1,181,361	439,995	67,403	229,892	142,700	—	—	—	741,366	1,226,151
Taxes, rates and contributions	312,907	183,703	63,746	39,471	55,954	24,532	—	—	129,204	546,029
Gross sales taxes	944,174	—	—	—	—	—	—	944,174	—	425,695
Office and administrative expenses	920,397	180,824	—	—	—	180,824	—	2,055	737,518	1,268,986
Bank commissions and expenses	23,390	23,056	1,278	5,216	408	16,154	—	—	334	58,043
Depreciation of fixed assets	2,384,843	2,093,667	1,146,855	612,583	254,870	79,359	—	—	291,176	2,155,559
Vehicle and traveling expenses	599,666	351,290	69,016	197,413	27,107	57,754	—	55,035	193,341	285,249
Spare parts and repairs	1,102,253	1,101,841	304,649	536,849	260,343	—	—	—	412	1,113,046
Insurance	115,371	89,109	22,191	55,453	7,893	3,572	—	—	26,262	300,222
Benefits to Employees	395,709	246,461	32,735	125,682	37,262	50,782	—	140	149,108	391,928
Livestock expenses (1)	6,396,933	5,896,984	—	5,896,984	—	—	—	499,949	—	5,523,527
Dairy farm expenses (2)	4,244,372	4,214,985	—	—	4,124,985	—	—	29,387	—	1,757,710
Agricultural expenses (3)	12,105,887	8,663,935	8,455,499	—	—	208,436	—	3,441,952	—	7,356,406
Feed lot expenses	—	—	—	—	—	—	—	—	—	451,093
Silo expenses	4,531	4,531	4,531	—	—	—	—	—	—	30,496
ACER expenses	—	—	—	—	—	—	—	—	—	(6,845)
FyO expenses	37,582	7,200	—	—	—	7,200	—	30,382	—	40,042
General expenses	616,265	571,409	97,346	328,311	95,349	50,403	—	6,609	38,247	371,454
Lease of machinery and equipment	1,085	1,015	333	682	—	—	—	—	70	—
Safety and hygiene expenses	3,616	3,616	595	—	3,021	—	—	—	—	—
Advertising expenses	12,328	—	—	—	—	—	—	—	12,328	—

Total as of December 31, 2007	42,934,478	28,865,011	10,667,275	9,779,445	5,871,186	2,547,105	—	5,069,107	9,000,360

Total as of December 31, 2006		21,847,745	9,664,095	7,820,569	2,502,669	1,283,374	577,038	2,639,664	8,550,529	33,037,938

(1)	Includes cattle food and additives, lodging, animal health and others,
(2)	Includes cattle food and additives, animal health and others,
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of December 31, 2007 and 2006 and June 30, 2007

	December 31, 2007 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos	December 31, 2006 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	1,735,456	45,450,296	12,397,381
Investments (Note 8.b.)	943,738	39,474,839	4,933,257
Trade accounts receivable (Note 8.c.)	18,046,205	35,690,201	9,602,039
Other receivables (Note 8.d.)	45,872,734	53,565,714	13,754,016
Inventories (Note 8.e.)	89,165,985	51,461,237	47,282,830
Others assets ( Note 8.f.)	19,802,484	—	—

Total Current Assets	175,566,602	225,642,287	87,969,523

Non-Current Assets
Other receivables (Note 8.d.)	57,188,032	40,648,744	49,351,842
Inventories (Note 8.e.)	67,955,004	65,131,553	64,068,073
Investments on controlled and related companies (Note 8.b.)	771,259,529	519,790,677	504,582,334
Other investments (Note 8.b.)	262,273	37,378,273	36,764,716
Fixed assets, net (Schedule A)	226,713,465	222,106,944	214,277,136
Intangible assets, net (Schedule B)	21,910,761	21,910,761	21,910,761

Subtotal Non-Current Assets	1,145,289,064	906,966,952	890,954,862

Goodwill (Note 8.b.)	(136,310,051)	(67,306,386)	(72,145,013)

Total Non-Current Assets	1,008,979,013	839,660,566	818,809,849

Total Assets	1,184,545,615	1,065,302,853	906,779,372

	December 31, 2007 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos	December 31, 2006 (Notes 1 and 2) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.g.)	38,632,870	28,709,843	33,284,420
Loans (Note 8.h.)	217,809,995	122,749,734	139,817,661
Salaries and social security payable (Note 8.i.)	2,339,397	3,841,212	1,566,138
Taxes payable (Note 8.j.)	4,721,406	6,198,244	3,262,541
Advanced from customs( Note 8.k.)	11,969,669	—	—
Other debts (Note 8.l.)	1,508,437	2,899,597	3,089,267

Total Debts	276,981,774	164,398,630	181,020,027

Total Current Liabilities	276,981,774	164,398,630	181,020,027

Non-Current Liabilities
Trade accounts payable (Note 8.g.)	—	246,231	536,279
Loans (Note 8.h.)	—	24,744,000	24,496,000
Taxes payable (Note 8.j.)	56,518,636	50,914,561	39,831,402
Provisions (Schedule E)	61,947	45,216	45,216

Total Non-Current Liabilities	56,580,583	75,950,008	64,908,897

Total liabilities	333,562,357	240,348,638	245,928,924

SHAREHOLDERS’ EQUITY	850,983,258	824,954,215	660,850,448

Total Liabilities and Shareholders’ Equity	1,184,545,615	1,065,302,853	906,779,372

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31,

2007 and 2006

	December 31, 2007 (Notes 1 and 2) Pesos	December 31, 2006 (Notes 1 and 2) Pesos
Production income:
Crops	11,994,278	6,586,411
Beef cattle	13,126,964	10,063,537
Milk	9,339,925	5,478,723

Total production income	34,461,167	22,128,671

Cost of production (Schedule F.2)
Crops	(10,159,030)	(8,031,975)
Beef cattle	(9,367,558)	(7,022,762)
Milk	(6,252,352)	(3,537,970)

Total cost of sale	(25,778,940)	(18,592,707)

Production profit	8,682,227	3,535,964

Sales
Crops	34,855,423	13,239,915
Beef cattle	14,739,899	11,765,581
Milk	8,958,759	4,603,474
Other	3,175,276	3,023,209

Total Sales	61,729,357	32,632,179

Cost of sales (Schedule F.1)
Crops	(32,155,594)	(13,761,324)
Beef cattle	(13,626,567)	(11,155,428)
Milk	(8,958,759)	(4,603,474)
Other	(48,224)	(10,108)

Total cost of sale	(54,789,144)	(29,530,334)

Sales profit	6,940,213	3,101,845

Gross profit	15,622,440	6,637,809

Selling expenses (Schedule H)	(4,597,024)	(2,292,717)
Administrative expenses (Schedule H)	(8,777,938)	(8,184,539)
Gain from sale of farms	3,233,104	—
Gain from valuation of others assets at net realization value	17,424,454	—
Holding gain—Beef cattle (Schedules F.1 and F.2)	2,431,762	1,386,719
Holding gain – Crops, raw materials and MAT	(4,406,931)	1,958,726

Operating income (loss)	20,929,867	(494,002)

Financial gain (loss):
Generated by assets:
Exchange differences and discounts	2,779,620	(332,257)
Interest income	2,837,992	949,024
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes	(387,392)	1,474,472
Doubtful accounts (Schedule E)	(22,053)	—
Tax on banking debits and credits	(1,507,666)	(490,660)
Holding gain and transactions on security stock	555,070	244,209

Total	4,255,571	1,844,788

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes	(88,383)	(2,885,819)
Interest on loans	(9,207,323)	(3,668,628)
Others	(404,253)	(203,290)
Exchange differences and discounts	(333,933)	1,251,577

Total	(10,033,892)	(5,506,160)

Other income and expenses, net:
Gains from other fixed assets sales	—	30,144
Shareholders’ Personal asset tax and miscellaneous	(2,551,775)	(872,962)
Others	165,681	—

	(2,386,094)	(842,818)

Gain from controlled and related companies	8,894,238	22,319,693
Management fee (Note 5)	(1,582,959)	(2,108,111)

Net income before income tax	20,076,731	15,213,390

Income tax expense (Note 6)	(5,604,075)	1,825,165

Net income for the period	14,472,656	17,038,555

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholdres’ Equity

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

	Shareholders’ contributions				Retained earnings		Unappropiated earnings Pesos	Transitory conversion differences Pesos	Total as of December 31, 2007 Pesos	Total as of December 31, 2006 Pesos
Items	Capital (Note 3)	Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal Reserve Pesos	New projects reserve Pesos
	Common stock Pesos
Balances at the beginning of the exercise	309,576,220	166,218,124	164,923,025	640,717,369	13,176,701	120,099,646	49,362,269	1,598,230	824,954,215	625,865,591
Conversion of Notes in common stock (Note 13)	5,343,374	—	3,175,417	8,518,791	—	—	—	—	8,518,791	15,989,348
Exercise of Warrants (Note 13)	5,855,178	—	5,306,325	11,161,503	—	—	—	—	11,161,503	8,358,757
Shareholders meeting held on 10.10.2007
Legal Reserve					2,468,113		(2,468,113)		—
Cash dividends							(8,250,000)		(8,250,000)	(5,500,000)
New projects Reserve						38,644,156	(38,644,156)		—
Related companies Law 19,550 Section 33:
IRSA (Note 14)	—	—	(7,201,969)	(7,201,969)	—	—	—	—	(7,201,969)	(3,606,649)
Transitory conversion differences	—	—	—	—	—	—	—	7,328,062	7,328,062	2,704,846
Net income for the period	—	—	—	—	—	—	14,472,656	—	14,472,656	17,038,555

Balances as of December 31, 2007	320,774,772	166,218,124	166,202,798	653,195,694	15,644,814	158,743,802	14,472,656	8,926,292	850,983,258

Balances as of December 31, 2006	235,372,425	166,218,124	112,890,570	514,481,119	13,176,701	120,099,646	17,038,555	(3,945,573)		660,850,448

(1)	See notes 2.p, 12.c and 14.

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

	December 31, 2007 (Notes 1 and 2) Pesos	December 31, 2006 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	83,396,914	24,655,469
Cash and cash equivalents at the end of the period	1,764,918	15,830,415

Net decrease in cash and cash equivalents	(81,631,996)	(8,825,054)

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	14,472,656	17,038,555
Accrued interest during the year	9,295,706	6,554,447
Income tax	5,604,075	(1,825,165)

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(8,894,238)	(22,319,693)
Increase in allowances , provisions and accruals	5,547,059	4,865,990
Depreciation	2,236,011	1,902,805
Holding gain – Inventory	1,975,169	(3,345,445)
Financial results	(474,795)	(1,479,332)
Gain from sale of fixed assets	(3,233,104)	(30,144)
Gain from valuation of others assets at net realization value	(17,424,454)	—

Changes in operating assets and liabilities
Decrease in current investments	216,268	4,681,248
Decrease (increase) in trade accounts receivable	17,666,049	(1,152,294)
Increase in other receivables	(12,750,309)	(9,776,734)
Increase in inventories	(43,041,800)	(9,884,546)
Increase (decrease) in social security payable & taxes payable and advances to customs	8,991,016	(685,822)
Increase in trade accounts payable	5,707,374	6,276,277
Dividends collected	1,551,436	811,784
Increase in other debts	718,580	372,012

Cash flows applied to operating activities	(11,837,301)	(7,996,057)

Investment activities
Increase in interest in related companies	(137,975,428)	—
Increase in related companies loans	(12,342,432)	(6,330,000)
Acquisition and upgrading of fixed assets	(8,789,045)	(8,108,802)
Collections of receivables from sale of fixed assets	17,300,470	3,290,752
Sale of fixed assets	3,029,119	30,863

Cash flows applied to investment activities	(138,777,316)	(11,117,187)

Financing activities
Exercise of Warrants	11,161,503	8,358,757
Dividends paid	(8,250,000)	(5,500,000)
Increase in financial loans	93,862,626	53,427,182
Decrease in financial loans	(24,098,809)	(43,767,189)
Decrease in others liabilities	(3,692,699)	(2,230,560)

Cash flows provided by financing activities	68,982,621	10,288,190

Net decrease in cash and cash equivalents	(81,631,996)	(8,825,054)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	538,432	—
Increase in interest in related companies through a decrease of non-current investment	37,764,000	—
Increase in other receivables by sale of fixed assets	310,900	—
Repayment of financial loans through issue of stock by exercise of conversion right	8,518,791	15,989,348
Complementary information
Interest paid	4,986,541	3,816,145
Income tax paid	1,197,201	1,718,759

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the Comisión Nacional de Valores (C.N.V.).

b.	Unifying of accounting standards

On July 8, 2004, the F.A.C.P.C.E. and the C.P.C.E.C.A.B.A. entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company´s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders´ equity as from the time the unifying accounting standards became effective.

The financial statements for the six-month periods ended December 31, 2007 and 2006 have not been audited. The Company´s management estimates that such statements include all adjustments necessary to fairly present the income accounts of each period, which do not necessarily show the proportion of the Company´s profits and losses for the entire fiscal years.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1:	(Continued)

issued on April 8, 2003 by the C.N.V., the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the C.P.C.E.C.A.B.A., by which the restatement of financial statements was discontinued as from October 1, 2003. As of December 31, 2007, this change has not generated any significant effect on the Company´s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2007 and December 31, 2006.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for conversion of Convertible Notes into shares of stock, allowance for doubtful accounts, investments, depreciation, income taxes, deferred liabilities, transitory conversion differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at period-end or year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see Note 4), and Dollars commitments.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets and liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized in the Statement of Income of the period or fiscal year under Holding gain – Crops, raw materials and MAT.

In the comparative information, purchases and sales of dollars operations are included under the financial results.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at period-end or year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

j.	Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end or year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period-end or year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

6)	The remaining inventories were valued at replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Others assets

The other assets for which price-fixing prepayments were received and the contractual conditions of the transaction ensure the actual materialization of the sale and the income, are valued at net realization value. Income from such valuation is disclosed in the account “Income from valuation of other assets at net realization value” in the Statement of Income.

l.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates as of December 31, 2007 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A. (Note 12.a)	90.00
Futuros y Opciones.Com S.A.	68.10
Cactus Argentina S.A. (Note 12.c)	24.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S. A.	34.44
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (Note 12.b)	8.25
Exportaciones Agroindustriales Argentinas S.A. (Note 12.d.)	0.36

The Company presents as complementary information the consolidated financial statements as of December 31, 2007 and 2006 with Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com S.A.

During the year ended June 30, 2007 the interest in Cactus Argentina S.A. has been reduced from 50% to 24%, due to the inclusion of a new shareholder (see Note 12.c). Consequently, for the results as of December 31, 2006 and for the comparative information, proportional consolidation of 50% is included.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

2.	Goodwill

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. (IRSA) had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c) as well as the investment arising from subsequent acquisitions and from the conversion of negotiable bonds into shares or share warrants of IRSA at cost value.

The (negative) goodwill related to the recent acquisition of the additional interest in IRSA Inversiones y Representaciones S.A. generated by the conversions of corporate bonds into shares and exercising warrants, mentioned in note 14, has been valued at cost, which was calculated as a difference between the value paid for such investment and the book valued of the interest acquired. As to this goodwill, the Company is currently analyzing the fair value of assets and liabilities acquired identified as provided by Technical Resolution No. 21. Apartament 1.3.1.

Amortization is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain (loss) from controlled and related companies in the statement of income.

m.	Other investments

•	Investments in debt securities

IRSA’s Convertible Notes were valued taking into account the face value at period-end or year-end in Dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

n.	Fixed assets

•	Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

•	Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

•	Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the period or fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

o.	Intangible assets

The amortizations of the right of concession of Agropecuaria Cervera S.A. will be calculated according to the duration of the project (see Note 12.a), which is 35 year term with an option of 29 additional years. The project´s right of concession will be amortized as from its starting.

p.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period and/or year are recorded at their historical values.

q.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Cactus Argentina S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

r.	Transitory Conversion Differences – Current translation adjustment

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from Brazilian Reais to Argentine Pesos.

s.	Results for the period

The charges for consumption of assets were determined based on the values of such assets.

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year through the closing date of these financial statements.

Cattle production cost calculated to reflect production income is reflected in Schedule F.2.

Grain production cost calculated to reflect production income is reflected in Schedule F.2.

Cost of sales is calculated by inventory difference and the income for the production of meat, grain and milk is disclosed in the statement of income.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

Cattle holding gain is disclosed in a line of the statement of income and Schedule F and is calculated as stated in Note 2.j.

The results generated by futures and options on the Futures Market are recognized as a line on the statement of income. The closed positions are recognized as a difference between the exercise price and their close price; and the opens positions at the end of the period, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The rest of income for the year is disclosed at incurred cost.

Financial income segregated into that generated by assets and by liabilities is disclosed in the statement of income.

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

u.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

v.	Revenue recognition

The Company books its operating income as stated in Note 2.s. The Company books its sales when products are received by its customers.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common and treasury stock as of June 30, 2004	150,532,819	150,532,819	150,532,819
Incentive Plan (Note 12)—Fiscal Year 2005	240,000	240,000	240,000
Conversion of notes in common stock (Note 13)—Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note 13)—Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of notes in common stock (Note 13)—Fiscal Year 2006	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note13)—Fiscal Year 2006	28,668,581	28,668,581	28,668,581
Conversion of notes in common stock (Note 13)—Fiscal Year 2007	44,352,015	44,352,015	44,352,015
Exercise of Warrants (Note 13)—Fiscal Year 2007	44,619,656	44,619,656	44,619,656
Conversion of notes in common stock (Note 13)—Fiscal Year 2008	5,343,374	5,343,374	5,343,374
Exercise of Warrants (Note 13)—Fiscal Year 2008	5,855,178	5,855,178	5,855,178

Common and treasury stock as of December 31, 2007	320,774,772	320,774,772	320,774,772

As of December 31, 2007, the capital authorized to be publicly offered is formed of 320,774,772 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2007 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Soybean	2,720	—	—	—	(76,904)
US$					20,359 (a)
Sell
Corn	18,300	398,263	—	—	(1,015,306)
Soybean	22,700	705,743	—	—	(3,378,488)
Wheat	6,300	137,107	—	—	98,804
US$	—	—	—	—	83,820 (b)
Options
Purchase Call
Corn	15,875	—	510,265	914,386	404,121
Soybean	8,160	—	548,739	546,876	(1,863)
Sell Call
Corn	15,875	—	(280,587)	(795,473)	(514,886)
Soybean	10,160	76,683	(549,982)	(627,912)	(77,930)
Purchase Put
Sunflower	500	—	6,218	155	(6,063)
Corn	15,875	—	553,402	58,388	(495,014)
Soybean	9,520	—	87,246	24,470	(62,776)
Sell Put
Corn	15,875	—	(157,782)	(31,963)	125,819
Soybean	11,520	62	(204,728)	(25,091)	179,637

Total	153,380	1,317,858	512,791	63,836	(4,716,670)

(a)	Corresponds to a future of call of 7,455,152 Dollars composed of: (I) US$ 5,002,307 with Santander Río Bank due on 01/21/2007; (II) US$ 2,452,846 with MBA Bank due on 01/07/2008. The gains generated as of December 31, 2007 are shown within financial results of the income statement.
(b)	Corresponds to a future of sell of 7,455,152 Dollars composed of US$ 5,002,307 and US$ 2,452,846 with Santander Río Bank due on 01/07/2008 and 01/21/2008 respectively. The gains generated as of December 31, 2007 are shown within financial results of the income statement.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	(Continued)

As of December 31, 2006 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Corn	3,810	—	—	—	61,571
Wheat	4,080	—	—	—	(40,774)
US$	—	—	—	—	629,818	(a)
Sell
Corn	27,110	484,427	—	—	(2,009,051)
Soybean	27,860	800,830	—	—	(1,585,463)
Wheat	4,080	—	—	—	(92,874)
US$	—	—	—	—	(49,760	) (b)
Options
Purchase Call
Corn	29,718	—	853,639	828,862	(24,777)
Soybean	13,600	—	593,823	1,019,351	425,529
Wheat	19,040	—	510,718	294,668	(216,050)
Sell Call
Corn	24,160	26,530	(298,271)	(254,599)	43,672
Soybean	41,800	30,220	(1,282,688)	(1,901,290)	(618,602)
Wheat	19,040	—	(521,295)	(294,668)	226,627
Purchase Put
Wheat	9,520	—	68,751	70,033	1,282
Sell Put
Corn	39,370	—	(339,220)	(204,541)	134,679
Soybean	2,700	5,089	(22,363)	(8,008)	14,355
Wheat	17,680	—	(224,761)	(132,327)	92,434

Total	283,568	1,347,096	(661,667)	(582,519)	(3,007,384)

(a)	Corresponds to a future of sell of 8,513,683 dollars composed of: (I) US$ 5,108,210 and US$ 3,405,473 with Bank Río de la Plata due on 06/01/2007 and 06/05/2007 respectively. The gains generated as of December 31, 2006 are shown within financial results of the income statement.
(b)	Corresponds to a future of purchase of 4,260,000 dollars composed of: US$ 1,960,000 and US$ 2,300,000 with Bank Río de la Plata due on 02/12/07 and 01/22/07 respectively. The losses generated as of December 31, 2006 are shown within financial results of the income statement.

Crops: As of December 31, 2007 and 2006 the Company recognized results of Ps. 12,728,340 (loss) and Ps. 1,421,354 (loss), respectively, to reflect the closing of the transactions carried out during those periods. This results is disclosed a part of the statement in the line “Holding gain—Crops and MAT” in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of December 31, 2007 and 2006 include a charge in the Statement of Income of Ps. 1,582,959 and Ps. 2,108,111, and an accrual of Ps. 1,408,837 and Ps. 3,067,145 respectively.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of December 31, 2007:

	Cumulative tax loss carryforwards	Other	TOTAL
Initial balance	2,683,880	372,955	3,056,835
Gain (Loss) recognized	4,823,833	(321,538)	4,502,295
Closing balance	7,507,713	51,417	7,559,130

•	Deferred liabilities as of December 31, 2007:

	Fixed Assets	Inventories	Accruals	TOTAL
Initial balance	(35,931,323)	(17,738,498)	(301,575)	(53,971,396)
Gain (Loss) recognized	(7,506,468)	(1,960,347)	(639,555)	(10,106,370)
Closing balance	(43,437,791)	(19,698,845)	(941,130)	(64,077,766)

As of December 31, 2007, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 56,518,636.

As mentioned in Note 1.b the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 14,439,174. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	199,405
2 years	175,979
3 years	104,988
over 3 years	1,090,807
no term	12,867,995
Total	14,439,174

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	December 31, 2007	December 31, 2006
Net income before income tax	20,076,731	15,213,390
Tax rate	35%	35%

Net income at tax rates:	7,026,856	5,324,687
Permanent differences at tax rate:
Restatement into constant currency	549,753	125,179
Donations	2,286	1,494
Results from controlled and related companies	(3,112,983)	(7,811,893)
Personal asset tax	893,121	305,537
Miscellaneous permanent differences	245,042	229,831

Income tax	5,604,075	(1,825,165)

During this period the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 6,694,545 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	824,753	2008
2005	162,854	2010
2007	633,942	2012
2008	5,072,996	2013

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of December 31, 2006:

	Cumulative tax loss carryforwards		Others	TOTAL
Initial balance	1,893,068		145,435	2,038,503
Gain (Loss) recognized	2,926,936	(1)	(108,140)	2,818,796
Closing balance	4,820,004		37,295	4,857,299

(1) The tax losses carryforward is conformed by Ps. 2,939,135 for the current year and an adjustment of the previous year for differences between provision and tax return for (Ps. 12,199).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

•	Deferred liabilities as of December 31, 2006:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial balance	(27,120,281)	(16,237,592)	—	(554,754)	(43,912,627)
Gain (Loss) recognized	36,857	(1,069,118)	(51)	256,238	(776,074)
Closing balance	(27,083,424)	(17,306,710)	(51)	(298,516)	(44,688,701)

As of December 31, 2006, net liabilities of period-end per the information included in the preceding tables amount to Ps. 39,831,402.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances as of December 31, 2007 and 2006 and June 30, 2007 with Subsidiaries, related companies and related parties:

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Notes 2007-IRSA (US$)	—	379,408	375,605
Non-Current Investments
-Convertible Notes 2007-IRSA (US$)	—	37,116,000	36,743,999
Current other receivables	—	106,903	106,159
Non-Current other receivables	—	41,117	89,827
Current Trade accounts payable	160,730	124,752	139,772
Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	163,751	—	153,202
Current other receivables	6,393,969	—	1,359,299
Current trade accounts payable	—	40,820	—
Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	4,141,272	18,640,536	427,667
Current Other receivables	23,603	23,603	23,603
Cactus Argentina S.A.(3)
Current Trade accounts receivable	—	—	65,288
Current Other receivables	3,215,234	4,266,771	—
Non-Current other receivables	—	4,100	10,726
Current Trade accounts payable	132,490	669,346	—
Agro-Uranga S.A.(3)
Current Other receivables	1,214,366	511,221	1,052,378
Fundación IRSA (4)
Current Trade accounts payable	1,190,000	1,800,000	2,200,000
CYRSA S.A.(4)
Current Trade accounts payable	38,062	—	—
Inversora Bolívar (4)
Current Trade accounts payable	89,177	40,508	27,405
Alto Palermo S.A.(4)
Non-Current other receivables	—	178,341	382,099
Current Trade accounts payable	1,367,340	1,075,643	1,295,803
Alto City.Com S.A.(4)
Current Trade accounts receivable	933	933	—
Current Trade accounts payable	—	—	298
BrasilAgro-Compahía Brasileira de Propiedades Agricolas(4)
Current other receivables	—	30,537	593,313
Agropecuaria Cervera S.A.(4)
Current Trade accounts receivable	223,747	—	57,201
Current other receivables	—	14,603,614	—
Non-Current other receivables	22,605,494	—	9,179,635
Current trade accounts payable	—	170,645	—
Consultores Asset Management S.A.(4)
Management Fees	1,408,837	2,817,997	3,067,145
Credits to employees (4)
Current credits to Senior management, directors and staff of the company	158,495	191,252	56,854
Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	514,955	324,389	143,675

(1)	Controlled company
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of December 31, 2007 and 2006 and June 30, 2007 with Subsidiaries, related companies and related parties (Continued):

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Directors (4)
Current Loans
Convertible Notes 2007 and interest payable (Schedule G) Directors	—	3,148	1,052
Convertible Notes 2007 (Schedule G) Directors	—	104,160	102,883
Other current debts	99,600	81,600	22,122

Shareholders (2)
Current Loans
Convertible Notes 2007 Interest payable (Schedule G) Shareholders	—	—	376,020
Non-Current Loans
Convertible Notes 2007 (Schedule G) Shareholders	—	—	36,784,590

(2)	Shareholder
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended as of December 31, 2007 and 2006:

Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Agro-Uranga S.A.	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	(174)
Alto Palermo S.A.	2008	(631,719)	—	—	—	—	—	—	—
	2007	(1,975,338)	—	—	—	—	—	—	—
Comercializadora Los Altos S.A. (Ex-Alto City.Com)	2008	—	—	—	—	—	—	—	—
	2007	5,987	—	—	—	—	—	—	—
Consultores Assets Management S.A.	2008	—	—	—	(1,582,959)	—	—	—	—
	2007	—	—	—	(2,108,111)	—	—	—	—
Cactus Argentina S.A.	2008	—	—	—	—	(1,564,788)	257,303	86,080	4,597
	2007	—	—	—	—	(1,653,320)	929	82,400	6,511
Directors	2008	—	—	(915,928)	—	—	—	—	—
	2007	—	—	(1,203,843)	—	—	—	—	—
Estudio Zang, Bergel & Viñes	2008	—	—	—	(531,756)	—	—	—	—
	2007	—	—	—	(255,590)	—	—	—	—
Fundación IRSA	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2008	—	—	—	—	—	—	—	122,886
	2007	—	—	—	—	—	—	82,201	(24,234)
Inversiones Ganaderas S.A.	2008	—	—	—	—	—	69,197	—	854,958
	2007	—	—	—	—	—	34,015	6,634	(404,596)
Agropecuaria Cervera S.A.	2008	—	—	—	—	—	1,001,880	—	(279,389)
	2007	—	—	—	—	—	348,173	—	6,845
Inversora Bolívar S.A.	2008	—	—	—	—	—	—	—	(110,006)
	2007	—	—	—	—	—	—	—	(121,236)
IRSA Inversiones y Representaciones S.A.	2008	(274,835)	—	—	—	—	(387,392)	—	—
	2007	(207,345)	—	—	—	—	1,474,472	—	—
Credits to employees	2008	—	—	—	—	—	6,302	—	—
	2007	—	—	—	—	—	3,682	—	—
Management fees	2008	—	—	(1.314,434)	—	—	—	—	—
	2007	—	—	(822,753)	—	—	—	—	—

Total 2008		(906,554)	—	(2,230,362)	(2,114,715)	(1,564,788)	947,290	86,080	593,046

Total 2007		(2,176,696)	—	(2,026,596)	(2,363,701)	(1,653,320)	1,861,271	171,235	(536,884)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Cash	32,112	55,863	32,215
Foreign currency (Schedule G)	5,415	4,137	77,910
Local currency checking account	609,839	5,832,486	3,882,817
Foreign currency checking account (Schedule G)	928,091	39,177,167	8,120,503
Local currency saving account	47,108	49,708	69,409
Foreign currency saving account (Schedule G)	46,304	4,360	33,223
Checks to be deposited	66,587	326,575	181,304

	1,735,456	45,450,296	12,397,381

b.	Investments and Goodwill

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Investment
Investment (Schedule C and G)	943,738	39,474,839	4,933,257

	943,738	39,474,839	4,933,257

Investment
Investment on controlled and related companies (Notes 12 and 14 and Schedule C)	771,259,529	519,790,677	504,582,334

	771,259,529	519,790,677	504,582,334

Other investments
Other investments (Schedules C and G)	262,273	37,378,273	36,764,716

	262,273	37,378,273	36,764,716

Goodwill
Goodwill (Schedule C)	(136,310,051)	(67,306,386)	(72,145,013)

	(136,310,051)	(67,306,386)	(72,145,013)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accounts receivable in local currency	10,660,046	16,889,320	8,460,043
Less:
Allowance for doubtful accounts (Schedule E)	(394,412)	(372,359)	(372,359)
Accounts receivable in foreign currency (Schedule G)	3,250,868	531,771	810,997
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	163,751	—	153,202
Futuros y Opciones.Com S.A.	4,141,272	18,640,536	427,667
Cactus Argentina S.A.	—	—	65,288
Agropecuaria Cervera S.A.	223,747	—	57,201
Comercializadora de los Altos S.A. (Ex-Alto CIty.Com S.A.)	933	933	—

	18,046,205	35,690,201	9,602,039

d.	Other receivables

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Prepaid leases	27,073	6,434,233	119,930
Income tax credit and advances (net of accrual for income tax)	8,932,961	10,093,179	2,869,018
Guarantee deposits and premiums (Schedule G)	1,634,329	2,805,415	3,189,269
Secured by mortgage (Schedule G)	7,291,321	6,995,220	2,950,028
Prepaid expenses	178,375	190,428	132,468
Tax prepayments (net of accruals)	14,228,678	6,956,648	1,909,934
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,215,234	4,266,771	—
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agropecuaria Cervera S.A.	—	14,603,614	—
Inversiones Ganaderas S.A.	6,393,969	—	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903	106,159
Agro-Uranga S.A.	1,214,366	511,221	1,052,378
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	—	30,537	593,313
Credits to employees	158,495	191,252	56,854
Others (Schedule G)	2,574,330	356,690	751,062

	45,872,734	53,565,714	13,754,016

Non-current
Secured by mortgage (Schedule G)	11,119,860	13,097,871	6,043,975
Income tax prepayments, VAT and others	13,515,091	19,966,998	28,192,027
Tax on minimum presumed income	9,670,132	7,337,465	3,922,131
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	—	1,359,299
Cactus Argentina S.A. (Schedule G)	—	4,100	10,726
Agropecuaria Cervera S.A	22,605,494	—	9,179,635
Alto Palermo S.A. (Schedule G)	—	178,341	382,099
IRSA Inversiones y representaciones S.A (Schedule G)	—	41,117	89,827
Prepaid leases	277,455	179	118,495
Others (Schedule G)	—	22,673	53,628

	57,188,032	40,648,744	49,351,842

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Beef cattle	12,946,888	11,072,429	8,295,875
Crops	18,363,443	30,866,271	4,554,722
Unharvested crops	41,582,709	2,342,025	24,464,198
Seeds and fodder	1,540,487	2,250,776	1,335,434
Materials and others	14,721,938	4,929,736	8,560,620
Advances to suppliers	10,520	—	71,981

	89,165,985	51,461,237	47,282,830

Non-Current
Beef cattle	67,955,004	65,131,553	64,068,073

	67,955,004	65,131,553	64,068,073

f.	Others assets

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Properties for sale – (real states)	19,802,484	—	—

	19,802,484	—	—

g.	Trade accounts payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos

Current
Suppliers in local currency	2,056,148	154,255	3,597,389
Suppliers in foreign currency (Schedule G Note 11) (1)	9,998,126	12,742,867	13,969,927
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	89,177	40,508	27,405
Alto Palermo S.A.	1,367,340	1,075,643	1,295,803
Inversiones Ganaderas S.A.	—	40,820	—
Comercializadora de los Altos S.A. ( ex Alto City.Com S.A.)	—	—	298
IRSA Inversiones y Representaciones S.A.	160,730	124,752	139,772
Cactus Argentina S.A.	132,490	669,346	—
Estudio Zang, Bergel & Viñes	514,955	324,389	143,675
Fundación IRSA	1,190,000	1,800,000	2,200,000
CYRSA S.A.	38,062	—	—
Agropecuaria Cervera S.A.	—	170,645	—
Accrual for other expenses (Schedule G)	23,085,842	10,402,907	10,379,754
Accrual for cereal expenses	—	1,163,711	1,530,397

	38,632,870	28,709,843	33,284,420

Non-Current
Accrual for other expenses (Schedule G)	—	246,231	536,279

	—	246,231	536,279

(1)	Includes as of December 31, 2007 US$ 1,449,726 for the acquisition of farm “San Pedro”, corresponding to suppliers in foreign currency secured by mortgage. See Note 11.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

h.	Loans

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Local financial loans (Note 15 and Schedule G)	192,261,964	114,005,729	77,855,308
Foreign financial loans ( Notes 15 and 16 and Schedule G)	25,548,031	—	—
Convertible Notes 2007 (Schedule G)	—	8,563,979	24,657,885
Convertible Notes 2007 - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	36,784,590
Directors	—	104,160	102,883
Convertible Notes 2007 expenses	—	(12,742)	(212,135)
Convertible Notes 2007 Interest payable (Schedule G)	—	85,460	252,058
Convertible Notes 2007 Interest payable - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	376,020
Directors	—	3,148	1,052

	217,809,995	122,749,734	139,817,661

Non-Current
Foreign Financial Loans (Notes 15 and 16 and Schedule G)	—	24,744,000	24,496,000

	—	24,744,000	24,496,000

i.	Salaries and social security payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accrual for vacation and statutory annual bonus	1,843,247	3,490,543	1,018,479
Social security taxes payable	474,530	—	420,860
Salaries payable	—	—	81,205
Health care payable	21,203	32,694	36,592
Others	417	317,975	9,002

	2,339,397	3,841,212	1,566,138

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

j.	Taxes payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Tax on minimum presumed income (Note 2.u.)	2,462,689	5,394,648	1,979,314
Property tax payable	—	226,947	199,840
Taxes withheld for income tax	154,174	415,606	83,480
Gross sale tax payable	117,252	140,100	98,116
Taxes withheld-value added tax	—	20,270	11,266
Others	1,987,291	673	890,525

	4,721,406	6,198,244	3,262,541

Non-Current
Deferred tax	56,518,636	50,914,561	39,831,402

	56,518,636	50,914,561	39,831,402

k.	Advanced from customs

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Advanced from customs (Schedule G)	11,969,669	—	—

	11,969,669	—	—

l.	Other debts

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Management fees agreement accrual (Note 5)	1,408,837	2,817,997	3,067,145
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	99,600	81,600	22,122

	1,508,437	2,899,597	3,089,267

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
3th quarter 2007/2006 financial period	—	—	—	—	—	9,602,039	—	—	8,352,112
4th quarter 2007/2006 financial period	—	—	375,605	—	—	—	—	—	335,847
1st quarter 2008/2007 financial period	—	—	—	—	35,690,201	—	—	17,580,104	2,777,972
2nd quarter 2008/2007 financial period	—	379,408	—	—	—	—	—	3,692,125	335,848
3th quarter 2008/2007 financial period	—	—	—	18,046,205	—	—	21,442,876	1,421,935	424,579
4th quarter 2008/2007 financial period	—	—	—	—	—	—	7,706,453	4,703,416	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	4,153,803	2,178,303	2,156,185
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	1,536,862	—	—
4th quarter 2009/2008 financial period	—	—	—	—	—	—	3,778,473	3,710,415	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,781,457	1,749,369	1,731,606
4th quarter 2010/2009 financial period	—	—	—	—	—	—	3,778,473	3,710,415	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,781,457	1,749,369	1,731,606
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	943,738	39,095,431	4,557,652	—	—	—	11,032,740	26,168,134	1,952,237
With no stated non-current term	262,273	37,378,273	36,764,716	—	—	—	46,068,172	27,550,873	43,307,866

Total	1,206,011	76,853,112	41,697,973	18,046,205	35,690,201	9,602,039	103,060,766	94,214,458	63,105,858

Assets classified according to their interest rate (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	—	37,116,000	36,743,999	—	—	—	17,711,889	23,995,134	8,829,786
At variable interest rate	943,738	39,095,431	4,557,652	—	—	—	29,987,263	13,652,208	10,301,341
Non-interest bearing	262,273	641,681	396,322	18,046,205	35,690,201	9,602,039	55,361,614	56,567,116	43,974,731

Total	1,206,011	76,853,112	41,697,973	18,046,205	35,690,201	9,602,039	103,060,766	94,214,458	63,105,858

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:	(Continued)

Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	33,284,420	—	—	13,708,670	—	—	1,002,881	—	—	3,262,541
4th quarter 2007/2006	—	—	—	—	—	629,130	—	—	—	—	—	—
1st quarter 2008/2007	—	28,709,843	—	—	15,298,547	4,312,710	—	3,124,742	563,257	—	6,198,244	—
2nd quarter 2008/2007	—	—	—	—	10,618,597	61,333,223	—	716,470	—	—	—	—
3rd quarter 2008/2007	38,632,870	—	—	10,417,725	—	—	1,626,820	—	—	2,734,788	—	—
4th quarter 2008/2007	—	—	—	23,414,350	—	—	—	—	—	1,986,618	—	—
1st quarter 2009/2008	—	—	—	3,883,851	—	—	712,577	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	25,192,000	24,744,000	24,496,000	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	154,902,069	96,832,590	59,833,928	—	—	—	—	—	—
With no stated non-current term	—	246,231	536,279	—	—	—	—	—	—	56,518,636	50,914,561	39,831,402

Total	38,632,870	28,956,074	33,820,699	217,809,995	147,493,734	164,313,661	2,339,397	3,841,212	1,566,138	61,240,042	57,112,805	43,093,943

Based on their estimated payment term	Advanced from customs			Other debts			Provisions
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	3,089,267	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
1st quarter 2008/2007	—	—	—	—	2,899,597	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
3rd quarter 2008/2007	—	—	—	1,508,437	—	—	—	—	—
4th quarter 2008/2007	11,969,669	—	—	—	—	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	61,947	45,216	45,216

Total	11,969,669	—	—	1,508,437	2,899,597	3,089,267	61,947	45,216	45,216

Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	4,892,518	4,484,003	4,439,062	216,701,195	147,405,126	163,684,531	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	33,740,352	24,472,071	29,381,637	1,108,800	88,608	629,130	2,339,397	3,841,212	1,566,138	61,240,042	57,112,805	43,093,943

Total	38,632,870	28,956,074	33,820,699	217,809,995	147,493,734	164,313,661	2,339,397	3,841,212	1,566,138	61,240,042	57,112,805	43,093,943

	Advanced from customs			Other debts			Provisions
Interest in rate that they accrue	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	11,969,669	—	—	1,508,437	2,899,597	3,089,267	61,947	45,216	45,216

Total	11,969,669	—	—	1,508,437	2,899,597	3,089,267	61,947	45,216	45,216

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	PURCHASE AND SALE OF FARMS

a)	On September 3, 2007, a deferral of payment for US$ 1,449,726 plus US$ 103,454 in interest was signed for the purchase of the establishment “San Pedro”. The new payment date is September 1, 2008 accruing interest at 7% per annum on unpaid balance.

b)	On October 22, 2007, it was deemed of sales for 4,974 hectares of the farm “Los Pozos” was signed. The transaction was agreed upon at US$ 1,119,217. To date, US$ 1,019,217 was collected. The balances of USD 100,000 should be collected by August 21, 2008, plus interest at LIBOT plus 6%. This sale generated income for about US$ 1.03 (in millions).

c)	On December 17, 2007, it was signed the agreement of sale for the remaining undivided 25% of 72 hectares of the establishment La Adela (18 hectares). The transaction was agreed upon at USD 143,020, which was paid upon executing the agreement. With such acquisition, the establishment “La Aldea” has 1054 hectares.

d)	On December 27, 2007, the agreement of sale with possession for 2,471 hectares of the establishment “La Esmeralda” was signed. This property has been valued at net realization value as the conditions established by RT 17 apply, hence recognizing income for about USD 5,2 million.

NOTE 12:	INVESTMENTS IN COMPANIES

a)	Agropecuaria Cervera S.A.

On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each.

As considerations for the exchange referred to above, the actions that follow were effected:

•

Cresud has transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

•

The Company paid the amount of Pesos nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollar Seven hundred thousand (US$ 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

The total amount paid was allocated to the individual identifiable assets. These include Ps. 21.9 millon as right of concession which have been recorded in intangible assets (Schedule B) to these financial statements.

b) BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the equity method taking into account its significant influence that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders´ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town, owners of 12.8% of the shareholding and votes of BrasilAgro. Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors´ and administrators´ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud S.A.C.I.F. y A. acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud S.A.C.I.F. y A. amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is 1,000 Reais adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of December 31, 2007, the Company has not registered any value for the holding of such options.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

During this period, Cresud acquired 5,000 shares for ARS 8,645,403. Such purchase generated a change in the interest in BrasilAgro of 7.50% at 8.25%.

Likewise, as of December 31, 2007, BrasilAgro has acquired its first nine properties.

c) Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,296,954 having Tyson subscribed 100% by paying Ps. 16,694,167.

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, on December 31, 2007 Cresud registered a premium over par for such operation of Ps. 1,658,109.

In association with Tyson Foods Inc. and Cactus Feeders, Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,839,993.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

d) Exportaciones Agroindustriales Argentinas S.A.

On May 15, 2007 Cresud acquired 0.57% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by the acquisition of 120 shares of the latter to Cactus Argentina S.A.

As of December 31, 2007, the Company holding’s in EEASA had decreased to a 0.36 percent.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13:	ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Convertible Notes, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Note, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Comisión Nacional de Valores dated October 1, 2002 and by the Bolsa de Comercio de Buenos Aires, authorizing the issue up to US$ 50,000,000 in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 per share (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 per share (US$ 6.0930 ADS)

b)	For each of Cresud’s Convertible Note the holder has the right to convert it to 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

During the year beginning June 30, 2003 and ended November 14, 2007, 49,910,874 corporate bonds were converted into 98,288,372 shares of common stock, which originated an increase in the Company’s shareholders’ equity of ARS 152,102,667. In the same year, 49,867,018 warrant options were exercised; consequently, 98,202,054 shares of common stock were issued for ARS 182,912,273.

On November 14, 2007, convertible notes fell due, out of which 89,126 convertible notes were pending conversion, which were settled in cash. Likewise, there were 132,982 warrant options that were not exercised.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	PURCHASE AND SALE OF CONVERTIBLE NOTES

During November and December 2002, 49,692,668 convertible notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

b)	For each of IRSA’s Convertible Note the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its Convertible Notes according to the subscription clauses.

The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

During the period beginning July 2003 and ended November 14, 2007, the Company acquired 600,500 Convertible Notes for USD 937,798.

During the same period, the Company sold 12,335,157 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima. The sale generated income for ARS 83,623,172.

Likewise, in the same period, the Company exercised its conversion right and exercised warrants of 37,958,011 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima giving rise to issuing 139,295,450 shares of common stock with a face value of ARS 1 each.

During the same period, third party holders of Convertible Notes into shares of common stock of IRSA have exercised the conversion right of 61,984,332 Convertible Notes and have exercised 61,938,795 warrants originating the issuance of 227,381,884 shares of common stock with a face value of ARS 1 each.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 64.4 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (see Note 2.q).

On November 14, 2007, convertible corporate bonds of IRSA Inversiones y Representaciones Sociedad Anónima matured.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:	FINANCIAL LOANS

In line with the outstanding investment opportunities that the Company took advantage of during the last year, such as our participation in BrasilAgro, and the acquisition of land and the development of investments in Norwest zone during the current year. The company contracted debt in higher levels than those incurred in previous years. As of December 31, 2007 our debt, without considering our convertible negotiable obligations, amounts to Ps. 217.8 million.

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 25.2 million (Note 12.b) and Ps. 37.7 million to finance our crop production, the remaining balance, Ps. 154.9 million, are concentrated in the short-term.

Our aim for next years will be to adjust these maturities so as to generate cash in the Company, without putting aside a reduction of debt in line with future cash income arising from the regular business trend, the sale of assets or originated in capital increases.

The chart that follows discloses our Company debt as of December 31, 2007:

Bank	Currency	Total (Millions Ps.)	Term
Short-term	Pesos	154.9	Up to 180 days
Crop production financing	Pesos	37.7	Up to 230 days
Medium-term	Pesos	25.2	Up to 330 days

NOTE 16:	RESTRICTED ASSETS

As of December 31, 2007, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments and Non-Current Loans which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.b) to these financial statements.

The “San Pedro” establishment was included in fixed assets as of December 31, 2007. Such establishment has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.5 million is owed for such acquisition.

On May 2, 2006, a loan agreement for USD 8 million was executed with Credit Suisse, which imposes some restrictions on our ability to pay dividends. Under this loan agreement falling due on November 2, 2008, we are not allowed to pay dividends or make other restricted payments (including the purchase or redemption of our capital stock) in cash, obligations or other assets, for a total amount not exceeding USD 5 million in any calendar year.

NOTE 17:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Program”).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17:	(Continued)

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V.

Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of December 31, 2007 the Company had made contributions to the Program that amount Ps. 261,356

NOTE 18:	SUBSEQUENT EVENTS

The Company has not recorded any significant subsequent effect that should be disclosed in a note to the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the sixnth periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or Transfers Pesos	Deductions and/or Transfers Pesos	Value at the end of the year/period Pesos	Depreciation					Net carrying Value as of December 31, 2007 Pesos	Net carrying Value as of June 30, 2007 Pesos	Net carrying Value as of December 31, 2006 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year/period Pesos	Current year/Period Pesos	Accumulated at the end of the year/period Pesos
Real estate	161,689,175	646,510	2,008,242	160,327,443	—	—	—	—	—	160,327,443	161,689,175	151,024,186
Wire fences	5,946,395	—	339,656	5,606,739	3	748,542	54,212	90,204	784,534	4,822,205	5,197,853	2,881,769
Watering troughs	4,406,916	—	193,019	4,213,897	5	1,125,310	68,417	104,009	1,160,902	3,052,995	3,281,606	2,278,737
Alfalfa fields and meadows	3,227,641	228,551	—	3,456,192	12-25-50	1,533,523	—	271,717	1,805,240	1,650,952	1,694,118	1,516,562
Buildings and constructions	30,612,362	171,874	54,632	30,729,604	2	3,123,956	8,446	316,650	3,432,160	27,297,444	27,488,406	26,665,990
Machinery	11,098,971	536,942	—	11,635,913	10	7,628,609	—	376,918	8,005,527	3,630,386	3,470,362	3,631,273
Vehicles	2,283,471	179,316	—	2,462,787	20	1,307,439	—	171,298	1,478,737	984,050	976,032	938,342
Tools	208,811	1,200	—	210,011	10	160,632	—	5,340	165,972	44,039	48,179	49,630
Furniture and equipment	1,143,068	63,244	—	1,206,312	10	869,760	—	40,535	910,295	296,017	273,308	314,044
Corral and leading lanes	896,488	14,865	23,867	887,486	3	145,473	3,396	13,340	155,417	732,069	751,015	714,799
Roads	2,058,589	—	—	2,058,589	10	720,499	—	85,182	805,681	1,252,908	1,338,090	1,187,514
Facilities	13,617,658	18,736	—	13,636,394	10-20-33	6,696,165	—	528,704	7,224,869	6,411,525	6,921,493	6,315,389
Computer equipment	1,967,450	58,705	—	2,026,155	20	1,133,754	—	194,868	1,328,622	697,533	833,696	481,544
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	37,246	501,620	775,796	813,042	661,854
Constructions in progress	7,034,802	6,915,499	228,551	13,721,750	—	—	—	—	—	13,721,750	7,034,802	15,193,938
Advances to suppliers	295,767	1,016,353	295,767	1,016,353	—	—	—	—	—	1,016,353	295,767	421,565

Total as of December 31, 2007	247,764,980	9,851,795	3,143,734	254,473,041		25,658,036	134,471	2,236,011	27,759,576	226,713,465

Total as of June 30, 2007	230,293,886	40,658,831	23,187,737	247,764,980		22,222,028	589,460	4,025,468	25,658,036		222,106,944

Total as of December 31, 2006	230,293,886	8,146,084	137,642	238,302,328		22,222,028	99,641	1,902,805	24,025,192			214,277,136

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule B

				Depreciation
					Of the year
Principal Account	Value at the beginning of the year Pesos	Additions of the year/period Pesos	Value at the end of the year/period Pesos	Accumulated at the beginning of the year Pesos	Rate %	Current year Pesos	Accumulated at the end of the year/period Pesos	Net carrying value as of December 31, 2007 Pesos	Net carrying value as of June 30, 2007 Pesos	Net carrying value as of December 31, 2006 Pesos
Concessions rights	21,910,761	—	21,910,761	—		—	—	21,910,761	21,910,761	21,910,761
Total as of December 31, 2007	21,910,761	—	21,910,761	—		—	—	21,910,761
Total as of June 30, 2007	21,910,761	—	21,910,761	—		—	—		21,910,761
Total as of December 31, 2006	21,910,761	—	21,910,761	—		—	—			21,910,761

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, and 2)

Schedule C

Securities	Amount	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	9,476	29,462	37,946,618	3,433,034	3.109000

		29,462	37,946,618	3,433,034

Notes and Convertible Notes
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties, Interest on Convertible Notes 2007—IRSA (US$):
IRSA Inversiones y Representaciones S.A.		—	379,408	375,605
Bonos Global 2010	110,000	117,987	120,899	106,208	1.072605
Bocon Pro 1	157,647	630	630	630	0.003996
Mortgage Bonds	845,996	795,659	1,027,284	1,017,780	0.940500

		914,276	1,528,221	1,500,223

Total current investments		943,738	39,474,839	4,933,257

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agricultural livestock	2,500,000	4,523,719	17,404,071
Shares	893,069	6,217,215	6,895,791	4,090,502
Higher value of property		11,179,150	11,179,150	11,179,150

		17,396,365	18,074,941	15,269,652

INVERSIONES GANADERAS S.A.					Unlisted	Rising and grazing cattle	11,668,570	(76,342)	9,712,133
Shares	11,668,569	9,712,112	9,788,454	10,201,818

		9,712,112	9,788,454	10,201,818

CACTUS ARGENTINA S.A.					Unlisted	Exploitation and administration of Agriculture and beef cattle	27,455,563	458,503	34,114,920
Shares	6,589,335	8,187,581	5,825,380	4,516,329

		8,187,581	5,825,380	4,516,329

FUTUROS Y OPCIONES.COM S.A.					Unlisted	Gives information about markets and services of economics and finances	960,937	138,568	2,928,068
Shares	654,398	1,994,014	1,952,651	1,344,946

		1,994,014	1,952,651	1,344,946

AGROPECUARIA CERVERA S.A.					Unlisted	Agricultural and forestal	1,334,748	(147,770)	4,506,756
Shares	1,201,273	4,056,079	4,189,072	4,601,388

		4,056,079	4,189,072	4,601,388

IRSA Inversiones y Representaciones S.A.					4.70	Real Estate	578,676,461	5,782,983	1,875,087,223
Shares (Note 15)	199,312,030	645,831,410	411,903,577	408,619,576

		645,831,410	411,903,577	408,619,576

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas						Agricultural and Real Estate	875,381,000	2,046,000	1,021,689,000
Shares	48,205	84,081,968	68,056,602	60,028,625	(1) 10.00

		84,081,968	68,056,602	60,028,625

	Subtotal	771,259,529	519,790,677	504,582,334

Other Investments
Convertible Notes 2007—IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000	36,743,999
Coprolan		20,717	20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	—	Unlisted

	Subtotal	262,273	37,378,273	36,764,716

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill		(136,310,051)	(67,306,386)	(72,145,013)

	Subtotal	(136,310,051)	(67,306,386)	(72,145,013)

Total non-current investments		635,211,751	489,862,564	469,202,037

(1)	In Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359	41,286	(19,233)	—	394,412	372,359	372,359
Included in liabilities
For pending lawsuits	45,216	(1) 16,731	—	—	61,947	45,216	45,216

Total as of December 31, 2007	417,575	58,017	(19,233)	—	456,359	—	—

Total as of June 30, 2007	444,173	—	(24,127)	(2,471)	—	417,575	—

Total as of December 31, 2006	444,173	—	(24,127)	(2,471)	—	—	417,575

(1)	Included in other income and expenses in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos		December 31, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	65,090,604	59,445,800	—	—	—	—	65,090,604		59,445,800
Crops	30,866,271	10,550,495	—	—	—	—	—	—	30,866,271		10,550,495
Seeds and fodder	360,162	478,313	—	—	—	—	—	—	360,162		478,313
Materials and others	—	—	—	—	—	—	693,296	127,024	693,296		127,024

	31,226,433	11,028,808	65,090,604	59,445,800	—	—	693,296	127,024		97,010,333		70,601,632
Holding gain – Beef cattle	—	—	2,537,295	1,396,642	—	—	—	—		2,537,295		1,396,642
Holding gain – Crops and raw materials	6,528,102	1,744,377	—	—	—	—	—	—		6,528,102		1,744,377
Production	11,483,962	6,586,411	13,126,964	10,063,537	8,958,759	4,603,474	—	—		33,569,685		21,253,422
Transfer of inventories to fixed assets	—	—	—	—	—	—	(393,118)	—		(393,118)		—
Transfer of inventories to expenses	(2,533,678)	(1,977,604)	(64,219)	(33,701)	—	—	(694,567)	(508,616)		(3,292,464)		(2,519,921)
Purchases	4,306,384	1,111,511	1,949,720	2,497,435	—	—	1,224,060	1,009,558		7,480,164		4,618,504
Operating expenses (Schedule H)	—	—	—	—	—	—	208,436	2,268		208,436		2,268
Less:
Inventories at the end of the period
Beef cattle	—	—	(68,439,184)	(62,214,285))	—	—	—	—	(68,439,184)		(62,214,285)
Crops	(18,363,443)	(4,554,722)	—	—	—	—		—	(18,363,443)		(4,554,722)
Seeds and fodder	(492,166)	(177,457)	—	—	—	—	—	—	(492,166)		(177,457)
Materials and others	—	—	(574,613)	—	—	—	(989,883)	(620,126)	(1,564,496)	(88,859,289)	(620,126)	(67,566,590)

Cost of Sales	32,155,594	13,761,324	13,626,567	11,155,428	8,958,759	4,603,474	48,224	10,108		54,789,144		29,530,334

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

Corresponding to the SIX-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos		December 31, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	11,113,378	9,389,631	11,113,378		9,389,631
Unharvested crops and other unharvested	2,342,025	1,662,592	—	—	—	—	2,342,025		1,662,592

Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334

Materials and others	3,609,519	4,142,815	465,981	—	160,940	119,865	4,236,440		4,262,680

	5,951,544	5,805,407	1,802,500	168,766	11,828,413	9,633,064		19,582,457		15,607,237
Holding gain - Beef cattle	—	—	—	—	(105,533)	(9,923)		(105,533)		(9,923)
Holding gain - Crops and raw materials	1,793,307	1,060,860	—	574,843	—	—		1,793,307		1,635,703

Production	—	—	510,316	—	381,166	875,249		891,482		875,249

Transfer of inventories to fixed assets	(145,314)	—	—	—	—	—		(145,314)		—
Transfer of unharvested crops to expenses	(17,623,485)	(11,286,408)	(1,793,975)	(410,422)	(2,628,573)	(580,245)		(22,046,033)		(12,277,075)

Purchases	64,013,927	34,375,185	777,983	609,183	3,904,983	1,773,495		68,696,893		36,757,863

Operating expenses (Schedule H)	10,117,788	9,664,095	9,373,887	7,549,221	5,871,186	2,502,669		25,362,861		19,715,985

Less:

Inventories at the end of the period

Beef cattle	—	—	—	—	(12,462,708)	(10,149,663)	(12,462,708)		(10,149,663)

Unharvested crops	(41,582,709)	(24,464,198)	—	—	—	—	(41,582,709)		(24,464,198)

Seeds and fodder	—	—	(643,318)	(895,926)	(405,003)	(262,051)	(1,048,321)		(1,157,977)

Materials and others	(12,366,028)	(7,122,966)	(659,835)	(572,903)	(131,579)	(244,625)	(13,157,442)	(68,251,180)	(7,940,494)	(43,712,332)

Cost of Production	10,159,030	8,031,975	9,367,558	7,022,762	6,252,352	3,537,970		25,778,940		18,592,707

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule G

	December 31, 2007				June 30, 2007			December 31, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	313,561	3.109	974,861	US$	12,833,941	39,182,021	US$	2,723,855	8,231,490
Cash and banks in Brazilian Reais	Rs	2,946	1.680	4,949	Rs	2,584	3,643	Rs	109	146
Investments:
Mutual funds	US$	9,476	3.109	29,462	US$	12,429,289	37,946,618	US$	1,136,014	3,433,034
Interest from IRSA Convertible Notes 2007		—		—	US$	122,667	379,408		122,667	375,605
Trade accounts receivable:
Trade accounts receivable	US$	1,045,631	3.109	3,250,868	US$	174,180	531,771	US$	268,364	810,997
Other receivables:
Secured by mortgages	US$	2,345,230	3.109	7,291,321	US$	2,291,261	6,995,220	US$	976,184	2,950,028
Guarantee deposits	US$	525,677	3.109	1,634,329	US$	918,904	2,805,415	US$	1,055,350	3,189,269
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	34,563	106,903	US$	34,670	106,159
Others	US$	409,231	3.109	1,272,300	US$	20,000	61,860	US$	20,000	61,240
Non-Current Assets
Other receivables
Secured by mortgages	US$	3,576,668	3.109	11,119,860	US$	4,290,164	13,097,871	US$	1,999,992	6,043,975
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A	US$	—		—	US$	57,660	178,341	US$	124,787	382,099
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	13,294	41,117	US$	29,336	89,827
Cactus Argentina S.A.	US$	—		—	US$	1,326	4,100	US$	3,549	10,726
Others	US$	—		—	US$	7,330	22,673	US$	17,514	53,628
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	12,000,000	37,116,000	US$	12,000,000	36,743,999

US$	US$	8,225,474		25,573,001	US$	45,194,579	138,469,318	US$	20,512,282	62,482,076

Rs	Rs	2,946		4,949	Rs	2,584	3,643	Rs	109	146

Total Assets				25,577,950			138,472,961			62,482,222

US$: US Dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule G (Cont)

	December 31, 2007				June 30, 2007			December 31, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	3,175,016	3.149	9,998,126	US$	4,119,905	12,742,867	US$	4,562,354	13,969,927
Accrual for other expenses	US$	191,062	3.149	601,655	US$	206,984	640,202	US$	382,124	1,170,064
Loans:
Local banks	US$	11,864,050	3.149	37,359,895	US$	5,552,260	17,173,139	US$	4,477,031	13,708,670
Foreign Banks	US$	8,113,062	3.149	25,548,031	US$	—	—	US$	—	—
Interest of Convertible Notes 2007	US$	—		—	US$	28,648	88,608	US$	205,464	629,130
Convertible Notes 2007	US$	—		—	US$	2,768,826	8,563,979	US$	8,052,869	24,657,885
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	—		—	US$	—	—	US$	12,013,256	36,784,590
Directors	US$	—		—	US$	33,676	104,160	US$	33,600	102,883
Advanced from customs
Advanced from customs	US$	3,850,006	3.109	11,969,669	US$	—	—	US$	—	—
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	—		—	US$	79,609	246,231	US$	175,140	536,279
Loans:
Foreign Banks	US$	—		—	US$	8,000,000	24,744,000	US$	8,000,000	24,496,000

Total Liabilities	US$	27,193,196		85,477,376	US$	20,789,908	64,303,186	US$	37,901,838	116,055,428

US$: US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule H

Items	Total as of December 31, 2007 Pesos	Operating Expenses					Expenses		Total as of December 31, 2006 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	500,027	—	—	—	—	—	—	500,027	127,972
Fees and payments for services	2,962,161	364,974	53,907	210,385	100,682	—	—	2,597,187	1,689,581
Salaries and wages	5,821,350	2,404,567	334,983	1,398,972	670,612	—	—	3,416,783	6,536,659
Social security taxes	1,150,790	418,241	65,579	209,962	142,700	—	—	732,549	1,178,722
Taxes, rates and contributions	259,845	153,001	63,688	33,359	55,954	—	—	106,844	510,989
Gross sales taxes	719,562	—	—	—	—	—	719,562	—	332,933
Office and administrative expenses	731,627	—	—	—	—	—	—	731,627	1,110,660
Bank commissions and expenses	5,480	5,480	1,278	3,794	408	—	—	—	9,136
Depreciation of fixed assets	2,236,011	1,945,021	1,133,779	556,372	254,870	—	—	290,990	1,902,805
Vehicle and traveling expenses	467,186	277,409	66,611	183,691	27,107	—	—	189,777	206,229
Spare parts and repairs	1,058,516	1,058,104	296,800	500,961	260,343	—	—	412	1,071,636
Insurance	106,402	85,420	22,074	55,453	7.893	—	—	20,982	261,630
Benefits to Employees	338,067	189,129	32,212	119,655	37,262	—	—	148,938	361,437
Livestock expenses (1)	6,246,218	5,787,838	—	5,787,838	—	—	458,380	—	5,469,297
Dairy farm expenses (2)	4,244,372	4,214,985	—	—	4,214,985	—	29,387	—	1,757,710
Agricultural expenses (3)	11,543,424	8,153,729	7,945,293	—	—	208,436	3,389,695	—	7,349,935
Silo expenses	4,531	4,531	4,531	—	—	—	—	—	30,496
General expenses	533,661	504,237	96,125	312,763	95,349	—	—	29,424	287,682
Lease of machinery and equipment	1,085	1,015	333	682	—	—	—	70	—
Safety and hygiene expenses	3,616	3,616	595	—	3,021	—	—	—	—
Advertising expenses	12,328	—	—	—	—	—	—	12,328	—

Total as of December 31, 2007	38,946,259	25,571,297	10,117,788	9,373,887	5,871,186	208,436	4,597,024	8,777,938	—

Total as of December 31, 2006		19,718,253	9,664,095	7,549,221	2,502,669	2,268	2,292,717	8,184,539	30,195,509

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date as of December 31, 2007

	Other Receivables Pesos	Law No. 19,550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	ACER
		Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos
Current	185,568	1,214,366	23,603	3,215,234	6,393,969	—
Non-current	23,462,678	—	—	—	—	22,605,494

b.	Trade Accounts Receivable and other receivables to fall due as of December 31, 2007

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos
		FYO	IGSA	COMERCIA- LIZADORA DE LOS ALTOS S.A.	ACER
		Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos
03/31/08	13,516,502	4,141,272	163,751	933	233,747	21,442,876
06/30/08	—	—	—	—	—	7,706,453
09/30/08	—	—	—	—	—	4,153,803
12/31/08	—	—	—	—	—	1,536,862
06/30/09	—	—	—	—	—	3,778,473
09/30/09	—	—	—	—	—	1,781,457
06/30/10	—	—	—	—	—	3,778,473
09/30/10	—	—	—	—	—	1,781,457

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of December 31, 2007.

b.	Debts without a due date as of December 31, 2007.

	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	154,902,069	—	—
Non-current	—	56,518,636	61,947

c.	Debts to fall due as of December 31, 2007.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33					Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Advanced from clients Pesos	Other Debts Pesos
		IBSA	Cactus	CYRSA	APSA	IRSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos	Pesos
03/31/08	36,845,071	89,177	132,490	38,062	1,367,340	160,730	10,417,725	1,626,820	2,734,788	—	1,508,437
06/30/08	—	—	—	—	—	—	23,414,350	—	—	11,969,669	—
09/30/08	—	—	—	—	—	—	3,883,851	712,577	1,986,618	—	—
12/31/08	—	—	—	—	—	—	25,192,000	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA	COMERCIALIZADORA DE LOS ALTOS S.A	ACER		ACER	AGRO URANGA	IGSA	FYO	Cactus
		Trade Accounts Receivable					Other Receivables
		Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	10,265,634	4,141,272	163,751	933	223,747	48,290,290	22,605,494	1,214,366	6,393,969	23,603	3,215,234
In Dollars	3,250,868	—	—	—	—	21,317,810	—	—	—	—	—

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	COMERCIALIZADORA DE LOS ALTOS S.A	ACER		IGSA	FYO	ACER	AGRO URANGA	Cactus
		Trade Accounts Receivable					Other Receivables
		Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	—	17,964,524	6,325,000	—	20,652,208	—	2,757,420
Outstanding balances not accruing interests	13,516,502	163,751	4,141,272	933	223,747	51,643,576	68,969	23,603	1,953,286	1,214,366	457,814

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable	Law No. 19,550 Section 33					Loans	Salaries and Social Security Payable	Taxes Payable	Advanced from clients	Other Debt	Provisions
		IRSA	Cactus	CYRSA	APSA	IBSA
		Trade Accounts Payable
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	26,245,290	160,730	132,490	38,062	1,367,340	89,177	154,902,069	2,339,397	61,240,042	—	1,508,437	61,947
In Dollars	10,599,781	—	—	—	—	—	62,907,926	—	—	11,969,669	—	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33					Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Advanced from clients Pesos	Other Debt Pesos	Provisions Pesos
		IRSA	Cactus	CYRSA	APSA	IBSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	4,892,518	—	—	—	—	—	216,701,195	—	—	—	—	—
Outstanding debts not accruing interests	31,952,553	160,730	132,490	38,062	1,367,340	89,177	1,108,800	2,339,397	61,240,042	11,969,669	1,508,437	61,947

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of December 31, 2007 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of December 31, 2007 there were advance payments to directors for Ps. 378,699, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	76,151,224	32,697,176

Vehicles	Theft, fire and civil and third parties liability	2,321,686	984,050

16.	CONTINGENCIES

As of December 31, 2007 there are no contingent situations that have not been accounted for and/or disclose in the financial statement.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 18 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

SUMMARY as of December 31, 2007

Buenos Aires, February 11, 2008 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first six months of fiscal 2008 ended December 31, 2007.

Results for the first six months of fiscal 2008 showed net income for Ps. 14.5 million compared to a Ps. 17.0 million profit posted the same period of the previous fiscal year.

Consolidated sales for the period amounted to Ps. 68.1 million, 64.5% higher than those posted for the same period of the previous fiscal year.

Gross profit during the first six months of fiscal year 2008 amounted to Ps. 17.6 million as compared to the Ps.7.4 million gross profit posted in the same period of the previous year.

Operating revenues for the six months ended on December 31, 2007 showed a Ps. 22.4 million profit, compared to the Ps. 0.4 million loss posted in the same period of the previous fiscal year. This difference is mainly due to the fact that in the second quarter of fiscal 2008 the Company recorded income as a result of the sale of 4,974 hectares in the “Los Pozos” farm and that the valuation of other assets was adjusted to their net realization value as from the execution of the preliminary sales agreement upon conveyance of possession of 2,471 hectares at the “La Esmeralda” farm.

Results from related companies showed income for Ps. 9.0 million, 60.8% lower than in the same period of fiscal 2007, mainly as a consequence of our interest as of December 31, 2007 in IRSA Inversiones y Representaciones S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Summary of operations

Crops

Crops sales for the six months totaled Ps. 35.1 million, compared to sales for Ps. 13.2 million in the same period of the previous fiscal year. The volume of crops sold was 65,853 tons at an average price per ton of Ps. 541.3 compared to the 31,256 tons sold and the average price of Ps. 423.5 for the same period of the previous fiscal year. The increase in tons sold is mainly due to the higher levels of crop inventories at the beginning of the first period of fiscal 2008 and the 52.8% increase in production, which rose from 19,744 tons for the first six months of fiscal 2007 to 30,176 tons for the same period in fiscal 2008. In turn, income from production reached a total of Ps. 12.8 million, 95% higher than the income from production obtained in fiscal 2007 for the same six months.

The stock of crops as of the end of the six months totaled 39,090 tons, 16,802 of which were wheat and 12,080 were corn. The remaining tons were soybean, barley and sorghum.

As of December 31, 2007, 80.4% of the surface area planted with wheat was harvested. The other crops show very good conditions.

Gross results in the segment for the period ended December 31, 2007 were a Ps. 5.0 million profit, compared to a Ps. 1.9 million loss for the same period of the previous fiscal year.

For the current season we have allocated 62,783 hectares to agriculture, 31,174 of which are leased from third parties and 5,148 are operated under concessions. Compared to the previous fiscal year, we have increased the number of total hectares allocated to agriculture by 10,268.

In our operations in Argentina, the weather had an adverse effect on the next harvest. Both the frosts fallen in mid-November in the center south region of the Province of Buenos Aires and in La Pampa, as well as the drought caused by the meteorological phenomenon known as “La Niña” sustained in January 2008 in the center region of Argentina affected the agricultural season. Although there was an increase in the planted surface area for this season when compared to the previous season, there is a likelihood that the volumes harvested for the 2007/2008 season will not exceed the unprecedented volumes harvested in the 2006/2007 season. This notwithstanding, Cresud’s prospects for fiscal 2008 are promising thanks to the diversification of land and crops, the technological breakthroughs adopted in the farms to increase yields plus the rise in the prices of crops. The combination of all these factors shall contribute to maintaining profitability in the business.

In November 2007, the Argentine National Government increased the withholdings imposed on exports of soybeans and its by-products (from 27.5% to 35%), wheat (from 20% to 28%) and corn (from 20 to 25%). However, this increase was offset by the major increase in the prices of crops, which allowed us to maintain high levels of profitability. Prospects are still firm in an environment where international markets continue to exert pressure on the demand side which in turn increases the prices of crops.

In early 2008, the Secretariat of Agriculture of Argentina decided to re-open the registries of exports of corn and wheat which had been closed for more than a year in the case of corn and for two months in the case of wheat. The registries will be opened on a controlled, stepwise manner. This decision will lead to an improvement in the prices collected by farmers, allow the grains markets to regain their normal conditions of operation and endow them with increased competitiveness.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Beef Cattle

As of December 31, 2007, the Company’s cattle stock was 89,593 head with a total of 130,395 hectares allocated to beef cattle activities.

Beef cattle sales were at levels similar to those in the previous fiscal year, from Ps. 15.4 million as of December 31, 2006 to Ps. 14.7 million as of December 31, 2007. In the first six months of the fiscal year under analysis sales were closed for 5,956 tons, whereas during the first-half of fiscal 2007 sales in tons had amounted to 6,696.

The gross result from the beef cattle segment was Ps. 5.0 million, compared to the Ps. 3.5 million profit posted in the first six months of the previous fiscal year, which points to a 40% improvement.

Beef cattle output was 4,689 tons, which entailed a 9.8% drop compared to the previous fiscal year. The drop in output volumes was mainly due to the de-consolidation of Cactus Argentina S.A. resulting from the reduction in our interest from 50% to 24%, compared to the proportional consolidation of such company during the first six months of fiscal 2007.

At the international level, beef cattle prices strengthened during 2007 as a result of the slow recovery in demand. The European Union has recently closed its borders to Brazilian beef cattle due to health-related concerns, which measure contributed even more to the rise in prices. The restriction in supply on top of the continued increase in demand is expected to strengthen the international prices of beef cattle in the short term.

Milk

Milk production increased by 22.0% in the six months, from 8.9 million liters as of December 31, 2006 to 10.8 million as of December 31, 2007. This increase was mainly due to the startup of production in the new dairy facility located in our “La Juanita” farm, which increased its milking capacity to 1,800 cows, and the higher efficiency rate of the daily average milk production per head.

Sales for the six months totaled Ps. 9.0 million, 94.6% in excess of the sales posted in fiscal 2007 for the same six months. The increase in sales is due both to the rise in production and to the rise in the average price of the liter of milk.

During the first six months of fiscal 2007 we had 6,615 cattle head in 2,376 hectares allocated to milk production, whereas in the current period the number of head rose to 7,537 over 3,723 hectares. On average, there are 3,116 milking cows per day, 16.9% higher than for the same period of the previous year.

Gross income went from a Ps. 1.9 million profit in the first six months of fiscal 2007, to a Ps. 3.1 million profit in the same six months of fiscal 2008.

At present, the Company’s dairy facilities are located in the “La Juanita” farm and in “El Tigre”, a dairy farm equipped with state-of-the-art technology.

Purchase and Sale of farms

In December 2007 we signed the preliminary sales agreement for the remaining undivided 25% interest over the 72 hectares of the “La Adela” farm in the Province of Buenos Aires. The price of the transaction was agreed at US$ 0.1 million, which were paid at the time of execution. As a result of that acquisition, the “La Adela” farms totals 1,054 hectares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

In November 2007, we signed the sales deed for 4,974 hectares in the “Los Pozos” farm in the Province of Salta. The price of the transaction was agreed at US$ 1.1 million, i.e. US$ 225 per hectare. As of December 30, 2007 the amount of US$ 1.0 million was collected and the balance, equal to US$ 0.1 million must be collected in August 2008 plus a basis interest rate equivalent to the Libor rate +6%. This sale yielded an approximate result of US$ 1.0 million. It must be highlighted that the Company had the parcel sold valued in its books at US$ 7.0 per hectare.

In December 2007, we signed a preliminary sales contract with transfer of possession over 2,471 hectares in the “La Esmeralda” farm in the Province of Santa Fe. This parcel has been measured at its net realization value, and income for approximately US$ 5.2 million has been recognized. The Company had booked this parcel at a value of US$ 309 per hectare, whereas the price of the transaction was agreed at US$ 2,549 per hectare.

Development of marginal lands

We consider the potential offered by the sector to lie on the development of marginal areas, as has been the case in various countries worldwide. With current state-of-the-art technology, similar yields can be obtained with larger profits than those registered in core areas.

During the second quarter of fiscal 2008, we continued with the development of our “Los Pozos” farm located in the Province of Salta, which is expected to reach a total net surface area of 63,000 hectares of prairies sown by the end of fiscal year 2008. Progress was also made in the development of Agropecuaria Cervera S.A., which will add 6,000 hectares for agricultural production by the end of fiscal year 2008.

As of December 31, 2007 Cresud had own land reserves amounting to 314,405 hectares that were purchased at very attractive prices, and 151,648 hectares in lands under concession. The own land reserves include 90,000 hectares of the “8 de Julio” farm, in the Province of Santa Cruz, which will be allocated to wool production during this fiscal year. We are convinced that with the development of these areas and the aid of technological breakthroughs, the value of land will show an upward trend that will result in significant revenues for the company.

Investments in other companies

BrasilAgro

BrasilAgro, a Brazilian company listed in the Bovespa since May 2006, was founded with the purpose of replicating Cresud’s business in Brazil. The Company is engaged mainly in four business lines while keeping its focus on Real Estate for farming purposes: sugar cane, grains and cotton, forestry, and cattle beef.

BrasilAgro’s founding shareholders include Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment. As of December 31, 2007 Cresud held 8.3% of BrasilAgro’s outstanding common stock capital.

As of December 31, 2007, BrasilAgro owned 8 properties, totaling 139,939 hectares and acquired at highly attractive prices compared to the average values prevailing in the respective regions, all of which have great appreciation potential, namely: “Sao Pedro” of 2,443 hectares in Chapado do Sul (MS); “Cremaq” of 32,375 hectares in Baixa Grande do Ribeiro (PI); “Engenho” of 2,022 hectares in Maracajú (MS); “Jatobá” of 28,442 hectares in Jaborandi (BA); “Araucária” of 11,657 hectares in Mineiros (GO), “Alto Taquari” of 5,266 hectares in Alto Taquari (MT); “Chaparral” of 37,799 hectares in Correntina (BA) and “Nova Buriti” of 19,935 hectares in Januária (MG). To date, BrasilAgro has applied Reais 261.5 million, including amounts committed and paid under land purchase transactions, compared to the aggregate of Reais 552.0 received as a result of the initial public offering of shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

BrasilAgro will maintain its focus on the agricultural real estate business and will look for new business opportunities that allow it to consolidate a significant property portfolio, as well as the development of its four business lines: sugar cane, grains and cotton, forestry, and cattle beef.

Cactus Argentina S.A.

Cactus Argentina S.A., our feedlot and slaughtering facility operator in which we hold a 24.0% interest, continued consolidating its growth and playing a major role in our Company’s cattle beef production.

During these six months, Cactus Argentina S.A. recorded a gross profit of Ps. 2.9 million. In addition, its net income for the quarter was Ps. 0.5 million.

Cactus Argentina S.A. is the only Argentine company with vertical integration in the cattle beef industry. The feedlot cattle beef production is processed in the company’s packing plant for the Argentine and export markets. Feedlot cattle beef production with a corn-based diet has been growing at a very dynamic pace. The company has gained a reputation in the market due to the uniform final product that results from feedlot animals, which allows it to offer high-quality products along with higher sales prices.

During the second quarter of fiscal 2008, the General Extraordinary Unanimous Shareholders’ Meeting of Cactus Argentina S.A. approved a capital increase of US$ 3,0 million, that was fully subscribed for and paid in by the shareholders in November 2007. Therefore, there have been no changes in the company’s capital structure.

During the second quarter of fiscal 2008, the administrative authorities of Villa Mercedes, San Luis, where the feedlot is located, ordered the removal of the feedlot from its current premises. As a result of the judicial actions implemented by Cactus, the above judicial measure providing for the closure of the feedlot was lifted.

FyO

Futuros Y Opciones.com S.A. (FyO), the Internet portal in which we hold a 68.1% interest, continues to strengthen its position as the leading website in the agricultural sector, covering a broad range of commercial services for the agricultural and livestock industry including direct sales of inputs and crop brokerage activities.

Today FyO has a database of 40,000 users, and of more than 5,000 agricultural farmers who are authorized to close deals. Its strategy is focused on commercial services to farmers by leveraging on Cresud’s experience and operational capacity in the business, with FyO being the nexus with the customer.

FyO also deals in the futures and options market known as Mercado a Término de Buenos Aires. Traded volumes have surpassed expectations as our futures’ hedging service becomes a fundamental tool for our customers’ price risk management policy.

During the period ended on December 31, 2007 Futuros y Opciones.com S.A.’s income amounted to Ps. 5.9 million, 196.1% higher than the income recorded in the same period of the previous year. The net result for the period was income for Ps. 0.14 million, compared to Ps. 0.06 million income for the same period of fiscal 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Principal indicators for the six-month period ended December 31, 2007 and 2006:

		6 months ended on December 31, 2007	6 months ended on December 31, 2006%
	Sales (volume)
	Wheat	7,612	15,199	(49.9%)
	Corn	28,444	4,133	588.1%
	Sunflower	3,558	479	643.4%
	Soybean	22,620	11,445	97.6%
	Other	3,619	—	100,0%

	Total Crops (tons)	65,853	31,256	110.7%

	Beef (tons)	5,956	6,696	(11.0)%
	Milk (Thousands of liters)	10,855	8,896	22.0%
	Production
	Wheat	18,880	16,903	11.7%
	Corn	9,117	2,618	248.2%
	Soybean	12	—	100.0%
	Other	2,167	223	871.7%

	Total Crops (tons)	30,176	19,744	52.8%

	Beef (tons)	4,689	5,200	(9.8%)
	Milk (Thousands of liters)	10,855	8,896	22.0%

	Operated surface area (in hectares)
Crops	Owned farms	26,461	22,708	16.5%
	Leased farms	31,174	25,307	23.2%
	Farms under concession	5,148	4,500	14.4%
Beef cattle	Owned farms	97,901	104,933	(6.7%)
	Leased farms	32,494	14,428	125.2%
Milk	Owned farms	3,723	2,376	56.7%

	Land reserves (in hectares)
	Owned farms	314,405	250,722	25.4%

	Farms under concession	151,648	157,484	(3.7%)

	Surface area under irrigation
	Owned farms	3,748	3,701	1.3%
	Leased farms	976	1,002	(2.6%)

	Storage capacity (tons)
	Owned plants	10,000	10,000	0.0%
	Leased plants	8,000	8,000	0.0%

	Beef Cattle Stock
	Breeding (head)	74,903	74,648	0.3%
	Fattening (head)	14,690	13,747	6.9%
	Milking Cows (head)	7,537	6,615	13.9%

	Total Beef Cattle Stock (head)	97,130	95,010	2.2%

	Daily average milking cows (head)	3,116	2,665	16.9%

Notes:

- Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares), nor Cactus due to the de-consolidation (24%)

- The farms under concession correspond to the surface area in proportion to our 99.99% interest in Agropecuaria Cervera S.A.

- The surface area under operation in our owned farms for the Crops segment includes 2,471 hectares in the “La Esmeralda” farm for which a preliminary contract sales was executed on December 27, 2007.

- Land reserves in owned farms in the first six months of fiscal 2008 include 90,000 hectares at the 8 de Julio farm (Santa Cruz) to be allocated to wool production.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Results from IRSA Inversiones y Representaciones S.A.

The net income of IRSA Inversiones y Representaciones (NYSE: IRS – BASE: IRSA) for the six months ended on December 31, 2007 totaled Ps. 5.8 million compared to income for Ps. 66.1 million as recorded for the same period of fiscal 2007. It must be noted that in the first quarter of the current fiscal year, losses were booked for Ps. 30.0 million, which means that this quarter IRSA was able to generate income sufficient to offset losses in cumulative terms. In addition, this reduction in income for the period compared to the previous fiscal year is not due to factors inherent in the operations of the various business segments but to results outside such operations, such as an increase in financial expenses and losses sustained by other companies. The result recorded is mainly due to the following:

Operating income increased by 35.5%, from Ps. 104.7 million as of December 31, 2006, to Ps. 141.9 million, as of December 31, 2007. This increase was mainly driven by the improved performance in income, which grew by 45.9% totaling Ps. 496.6 million compared to Ps. 340.3 million booked in the first six months of fiscal 2007. The share of each segment in the net sales was as follows: sales and development, Ps. 63.0 million, offices and other lease properties Ps. 44.8 million, shopping centers Ps. 172.6 million, hotels Ps. 76.0 million, credit cards Ps. 139.9 million and financial operations and others Ps. 0.3 million.

Results from related companies showed a loss of Ps. 9.1 million compared to a profit of Ps. 15 million in the same period of fiscal year 2007. This is due mainly to IRSA’s interest in Banco Hipotecario, which had sustained extraordinary losses in the first quarter of fiscal 2008, which were partially offset with income during the second quarter of fiscal 2008.

As regards financial results, they amounted to a loss of Ps. 54.9 million compared to a Ps. 12.3 million profit for the same six months of fiscal year 2007. On one hand, this is explained by the fact that financial transactions sustained losses due mainly to the decrease in the fair value of our shares in mutual funds. On the other hand, the Notes (Negotiable Obligations) issued by IRSA and APSA in fiscal year 2007 accrued interest as reflected in an increase in financing expenses.

IRSA is Argentina’s leading real estate company, with a totally diversified portfolio of properties. IRSA operates in the following business segments:

•	Office rental and other properties with more than 250,143 sqm. of premium offices for lease.

•

Operation of Shopping Centers through its 62.5% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BASE: APSA). APSA is one of the leading operators of shopping centers in Argentina and it owns or holds a majority shareholding in 10 shopping centers with 260,991 sqm gross leaseable area.

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Besides, IRSA owns residential properties for sale and land reserves for current and future developments appraised at Ps. 460.9 million.

Additionally, IRSA holds 11.76% of Banco Hipotecario’s capital stock. BHSA is the leading Argentine mortgage bank, with a net worth amounting to Ps. 2,601.4 million. This amount has been calculated in accordance with Professional Accounting Standards.

IRSA’s Total Consolidated Assets amount to Ps. 4,155 million and its net worth amounts to Ps. 1,875 million.

During the second quarter of fiscal year 2008 Cresud exercised its residual holding of IRSA’s warrants which amounted to 12,458,011 for US$ 15 million, for which it obtained 22,858,735 shares. As a result of the exercise of warrants, share purchases and additional ADRs, our interest in IRSA as of December 31, 2007, was 34.6% of its total outstanding shares.

Other Relevant Highlights

Conversion of Notes and exercise of Warrants

The Convertible Notes issued under the laws of the State of New York on November 14, 2002, which accrued an 8% interest rate (payable on a half-yearly basis), convertible at a price of US$ 0.5078 per share of par value Pesos 1 (1.9693 shares per Convertible Note) matured on November 14, 2007. Additionally, the Convertible Notes contained a Warrant that entitled the holder to acquire for each Convertible Note 1.9693 shares of par value Pesos 1 at a price of US$ 0.6093 each.

During the period for the exercise and conversion, the holders of warrants and convertible notes exercised a total of 49,867,018 warrants and converted a total of 49,910,874 Convertible Notes as a result of which the Company’s currently outstanding shares amount to 320,774,772.

As of November 14, 2007, the date of maturity of the Convertible Notes, 89,126 Convertible Notes were still pending conversion and were settled by the Company. There are still 132,982 warrants that were not converted.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Dividend Distribution

On October 10, 2007, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting approved the distribution of cash dividends for Ps. 8.25 million or Ps. 0.026 per registered share of par value $ 1.0. The payment of dividends took place as from October 23, 2007.

The following table sets forth the dividend payout ratio and the amount of dividends paid on each fully paid common share each year since 1996. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates.

Year	Total Dividend	Dividend per Common Share(1)
	(en million de Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026

(1)	Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Financial Debt

As a result of the excellent investment opportunities seized in the course of the previous fiscal year, such as our ownership interest in BrasilAgro, the acquisition of farms and the increasing amount of our investments in NW Argentina during the current fiscal year, we have incurred indebtedness at levels higher than those incurred in previous fiscal years, totaling as of December 31, 2007 indebtedness in the amount of Ps. 215.2 million.

Such indebtedness is composed of a loan granted by Credit Suisse for the purpose of financing our investment in BrasilAgro for Ps. 25.2 million and Ps. 36.6 million for the purpose of financing our crop production, while the balance, i.e. Ps. 153.4 million is concentrated in the short term.

For the coming fiscal years, we intend to match these maturities to the Company’s cash flows and do not rule out a reduction in the indebtedness as a result of future cash inflows arising from our ordinary business, the sale of assets or the proceeds of our capital stock increase.

The exchange rate considered for US$-denominated loans was US$ 1 = Ps. 3.1490, corresponding to the selling exchange rate published by Banco de la Nación Argentina prevailing as of December 31, 2007.

Type of indebtedness	Currency	Amount (Million)	Term
Short-term	Ps.	153.4	Up to 180 days
Crop production financing	Ps.	36.6	From 175 to 365 days
Long Term	Ps.	25.2	Less than 1 year

Issuance of Shares

On October 10, 2007, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting approved a capital stock increase through the issuance of up to 180 million new shares of common stock. In turn, the Shareholders’ Meeting approved the issuance of warrants to subscribe shares in the Company’s common stock which may be exercised by those who subscribed the capital stock increase free of charge. The warrants entitle subscribing shareholders to one share every three subscribed shares.

We are planning to implement this procedure in the very near future, subject to us identifying the best market situation to move forward with it in line with the recommendation by our financial advisors. The dramatic increase in the prices of commodities supports our marginal land revaluation strategy, also evidenced by its major positive impact on Cresud’s portfolio and therefore, on the appreciation potential of Cresud’s shares.

An amount ranging from US$ 100 to US$ 200 million of the proceeds shall be applied to financing our main business’s growth through new investments in agricultural activities in Latin America and marginally in other countries to the extent such investments are consistent with our business strategy. In turn, we are planning to finance additional investments in IRSA through purchases in the market of outstanding shares and/or the exercise of preemptive and accretion rights issued in relation to future capital increases in IRSA. We are also planning to apply approximately US$ 40 million to meeting working capital needs and to other general corporate purposes.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Prospects for the coming quarter

International and Argentine economic conditions continue to lead the agricultural sector and our Company towards a position favorable to taking advantage of opportunities that may arise in the market.

Prospects for the coming quarter are highly promising; crops are at historical highs and there is consensus in the market regarding the fact that these prices will remain high for a long period, as they are driven by sound growth in demand and are therefore not likely to change significantly in the short and medium term. Consequently, we expect an increase in our profitability.

As regards the cattle beef business, our strategy for the next quarter is to continue to increase output and to focus on vertical integration by slaughtering our own cattle and exporting on behalf of third parties.

As regards the milk business, we shall continue to expand this business in order to take advantage of the excellent opportunities currently offered by the market. Besides, we are analyzing the possibility of growing in the milk production chain with by-products.

As regards land, in the future, we will continue to keep a watch out for opportunities that may arise in the land purchase and sale market. The development of marginal land will also intensify.

Prospects in the agribusiness are highly appealing. In our understanding, companies such as Cresud, with a lengthy track record and vast expertise in the sector, will have outstanding possibilities of taking advantage of the best opportunities arising in the market.

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	As of December 31, 2007 Pesos	As of December 31, 2006 Pesos	As of December 31, 2005 Pesos	As of December 31, 2004 Pesos	As of December 31, 2003 Pesos
Current Assets	177,617,296	99,226,113	80,446,179	89,091,991	69,522,344
Non-current Assets	1,013,750,962	816,387,107	672,427,556	609,533,419	525,729,702

Total Assets	1,191,368,258	915,613,220	752,873,735	698,625,410	595,252,046

Current Liabilities	280,411,786	187,681,350	52,277,762	66,430,672	12,520,393
Non-current Liabilities	59,039,139	66,504,994	157,085,143	152,099,365	151,890,701

Total Liabilities	339,450,925	254,186,344	209,362,905	218,530,037	164,411,094

Minority Interest	934,075	576,428	200,444	5,366	104,178

Shareholders’ Equity	850,983,258	660,850,448	543,310,386	480,090,007	430,736,774

	1,191,368,258	915,613,220	752,873,735	698,625,410	595,252,046

Comparative Income Structure

	As of December 31, 2007 Pesos	As of December 31, 2006 Pesos	As of December 31, 2005 Pesos	As of December 31, 2004 Pesos	As of December 31, 2003 Pesos
Operating income (loss)	22,411,787	(381,418)	14,670,866	7,058,416	5,486,663
Financial and holding gain (loss)	(7,275,790)	(4,343,286)	16,876,779	(2,194,831)	602,205
Other income and expenses and income on equity	6,591,618	21,747,793	6,625,773	10,781,030	2,359,620
Management fees	(1,582,959)	(2,108,111)	(2,653,994)	(1,059,305)	(529,129)

Operating net income (loss)	20,144,656	14,914,978	35,519,424	14,585,310	7,919,359
Income Tax	(5,631,806)	2,140,134	(11,709,985)	(5,111,658)	(3,259,735)
Minority Interest	(40,194)	(16,557)	76,503	60,085	102,532

Net Income (loss)	14,472,656	17,038,555	23,885,942	9,533,737	4,762,156

Production volume

	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003
Beef Cattle (in Kgs.)	3,246,421	4,688,648	3,446,722	5,200,447	2,036,531	4,532,104	4,261,029	5,987,932	3,027,981	5,111,038
Butyraceous (in Kgs.)	207,581	389,621	174,855	317,788	155,145	286,329	72,518	125,596	71,199	135,196
Crops (in quintals) *	209,913	301,760	171,257	197,442	143,047	170,677	205,947	224,380	115,712	140,050

*	One quintals equals one hundred kilograms

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Sales volume

	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003
Beef Cattle (in Kgs.)	1,287,585	5,956,432	2,117,400	6,695,835	2,992,841	7,792,495	4,037,087	8,952,625	3,454,520	6,621,506
Butyraceous (in Kgs.)	207,581	389,621	174,855	317,788	155,145	286,329	72,518	125,596	71,199	135,196
Crops (in quintals) *	282,850	658,534	110,268	312,557	467,245	863,468	125,556	319,058	113,710	236,011

*	One quintals equals one hundred kilograms

Local Market

	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003
Beef Cattle (in Kgs.)	1,287,585	5,956,432	2,117,400	6,695,835	2,992,841	7,792,495	4,037,087	8,952,625	3,454,520	6,621,506
Butyraceous (in Kgs.)	207,581	389,621	174,855	317,788	155,145	286,329	72,518	125,596	71,199	135,196
Crops (in quintals) *	282,850	658,534	110,268	312,557	467,245	863,468	125,556	319,058	113,710	236,011

*	One quintals equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	As of December 31, 2007 Pesos	As of December 31, 2006 Pesos	As of December 31, 2005 Pesos	As of December 31, 2004 Pesos	As of December 31, 2003 Pesos
Liquidity	0.633	0.529	1.539	1.341	5.553
Solvency	2.507	2.600	2.595	2.197	2.620
Non-current assets to assets	0.851	0.892	0.893	0.872	0.883
Return on Equity	0.017	0.026	0.045	0.020	0.012

Alejandro G. Elsztain
Vicepresident

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 – floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2007 and 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2007 and 2006 and the complementary notes 1 to 18 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2007 and 2006, on which we issued our unqualified report dated July 30, 2007, we report that:

a) The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2007 and 2006 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b) The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2007.

4.	In accordance with current regulations, we report that:

a) the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements are being transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b) the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c) we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d) At December 31, 2007, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 319,471, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 11, 2008.

PRICE WATERHOUSE & CO. S.R.L.
(Partner)
Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 26, 2008